Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

February 8, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Niazi

Re:	China Ginseng Holdings, Inc.
Amendment No. 1 to Form 10-12G
File No. 005-54047

Dear Mr. Niazi:

This letter is provided in response to your letter dated January 4, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

General

We note that you conduct substantially all of your operation outside of the Unite States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting. We ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records in accordance and prepare your financial statement?

1.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S.GAAP.

Response: we do not maintain our books in accordance with U.S GAAP but the People’s Republic of China (“PRC”) GAAP. Please find our revised disclosure pursuant to your comment in our response to Comment 6 herein below.

2.
If you do not maintain your books and records in accordance with U.S.GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: We maintain our books and records in accordance with PRC GAAP and then convert to U.S. GAAP for purposes of reporting.  We currently employ an outside consultant to assist with the conversion. Our accounting staff had one Chief Financial Officer and four accounting managers, five accounting staffs. To be more specific, each of our four subsidiaries has one accounting manager and one accounting responsible for its financial accounting and cost accounting under the supervision of the CFO.  There is  one accounting staff  in China Ginseng Holding Inc to assist the CFO to do data analysis, capital /fund management. We control and convert our books and records by the following procedures:  First, our accounting staff creates and maintains our books and records in accordance with PRC GAAP. They record transactions based upon a variety of source documents, including invoices, inventory vouchers, payment requisitions, cash advance applications and other source documentation. They gather the source documents and prepare the vouchers for payment or receipt records, attaching invoices or payment receipts with the vouchers. Then, the accounting staff members submit the vouchers to our CFO for review and approval.  Upon approval of the CFO, the accounting staff utilizes the Kingdee system for processing and recording all accounting transactions. If any adjustments are instructed by the CFO, the accounting staff will input such adjustment in the Kingdee system.  Kingdee is a leading software provider in China and the Asia Pacitific Region whose software is utilized by a large number of Chinese companies.  Transactions are recorded by the accounting staff in the Kingdee system on a daily basis. Our CFO checks the recorded books on the Kingdee system daily to ensure that they are recorded correctly and any adjustments that she deems necessary are properly posted in the system. In addition, our accounting staff regularly performs a sequential check on the vouchers to ensure that all vouchers are accounted for properly. Further, on monthly basis, our accounting staff generates monthly internal financial statements for management’s review. Following management’s review, the records will be passed to our outside consultant for U.S. GAAP conversions and preparation of consolidated financial statements. The outside consultant also reviews the records and suggests adjustments to us for any items, which he notes during his review. After that he will convert the records to US GAAP, prepare the consolidated financial statements and relevant notes for SEC reporting. The CFO and the directors of the Company then review and comment on the draft consolidated financial statements before passing such statements to our outside auditors for audit and review purposes.

Due to SEC comments we received concerning our registration statement on Form 10, we conducted further research about the lack of recording of imputed interest on related party loans, the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition for the years ended June 30, 2009 and 2008. And only then did management recognize the material weakness. This material weakness caused in our financial statements lack of recording of imputed interest on related party loans, the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition. These mistakes flowed through to our financial statements for the year ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (unaudited). On December 17, 2010, the Board of Directors concluded that the consolidated financial statements included in the Registrant’s Registration Statement on Form 10 for the years ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (unaudited), should no longer be relied upon and we need to restate our previously issued audited financial statements for the related reporting periods. As a result, we filed a Form 8-K on February 7, 2011stating the above, presenting the effects of restatements due to the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition.

Therefore, we believe our internal control and procedures are ineffective as of September 30, 2010, in that we did not correctly record amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and record negative goodwill on a previous acquisition and additionally, our lack of accounting staff with sufficient knowledge of U.S. GAAP and our reliance on outside consultant to convert our records to U.S. GAAP.

Since December 2010, we have been working to take corrective steps. We plan to reevaluate our internal controls, complete our documentation and seek to recruit experienced professionals to augment and upgrade our accounting staff. No assurance can be given that we have identified all the material and significant internal control weakness and we will be able to adequately remediate existing deficiencies in our internal controls. Although we believe that these corrective steps are going to take will enable management to conclude that our internal controls over financial reporting are effective and these measures will remediate the material weakness discussed above when all of the additional accounting staff positions are filled, we cannot assure you that this will be sufficient. WE may be required to expend additional resources to identify, assess and correct any additional weakness in disclosure or internal control and to otherwise comply with the internal controls rules under Section 404(a) of the Sarbanes-Oxley Act.

Please find our revised disclosure pursuant to your comment in our response to Comment 6 herein below.

What is the background of the people involved in your financial reporting?

3.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S.GAAP and SEC rules and regulations. Do not identify people by name , but for each person, please tell us:

•	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	What relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	The nature of his or her contractual or other relationship to you;
•	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S) or Certified Management Accountant; and
•
About his or her professional experience, including experience in preparing and /or auditing financial statements prepared in accordance with U.S.GAAP and evaluating effectiveness of internal control over financial reporting.

Response:  Our accounting staff, under the supervision of our CFO, is primarily responsible for the preparation of our financial statements.  Our bi-lingual outside consultant is primarily responsible for converting our financial statements from PRC GAAP to US GAAP. In addition, he works with our management, accounting team, and in particular,  our CFO to evaluate the effectiveness of our internal control over financial reporting.

The consultant we have engaged is the general manager of the Changchun office of Crowe Horwath China CPA Co., Ltd.  (“Crowe Horwath China”)  Crowe Horwath China is headquartered in Beijing, China and has 31 branch offices in China.  Crowe Horwath China has provided annual audit services for more than 100 listed companies in China, large and medium sized enterprises and conglomerates, and services for over 40 large and medium sized enterprises in terms of IPO, share allotment, additional equity offer, Merger & Acquisition.  Crowe Horwath China also offers financial advisory and internal control system design services to more than 80 companies. In addition to his professional experience at Crowe Horwath, our outside consultant was previously the CFO of a U.S. listed company (OTCBB) from 2006 to 2008. As CFO, he was responsible for the Company’s compliance with the Management’s assessment and reporting on internal control over financial reporting. Our external consultant is a member of China Institute of Certified Public Accountants (“CICPA”) with 16 years auditing experience. He attended seminars held by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) & the CICPA in relation to USGAAP training. Though he does not hold or maintain any professional designations such as Certified Public Accountant (U.S) or Certified Management Accountant, our external consultant has significant U.S. accounting and finance experience. He is hired by us as outside accounting consultant yearly.

Our CFO has been with the Company as a CFO since September 2005.   Prior to joining us, she was the CFO of the Guofu Group Inc., a manufacturer and exporter of auto parts, from March 2001 to August 2005.  She holds a Bachelor Degree from Taxation (Revenue) College and has significant financial reporting experience. The current employee contract we have with the CFO will expire on January 1, 2014.

Please find our revised disclosure pursuant to your comment in our response to Comment 6 herein below.

4.	If you retain an accounting firm or other similar organization to prepare your financial statement or evaluate your internal control over financial reporting, please tell us:

•	The name and the address of the accounting firm or organization;
•	The qualifications of their employees who perform the service for your company;
•	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•
 How many hours they spent last year performing this service for you; and the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:  We retain an external consultant to prepare our financial statement and work with our management to evaluate our internal control over financial reporting. He is the general manager of the Changchun office of Crowe Horwath China CPA Co., Ltd, which is located at Crowe Horwath China Certified Public Accountants, 10th Floor of Runtian International No. 889, Kangping Street, Changchun 130061. Our external consultant is a member of China Institute of Certified Public Accountants (“CICPA”) with 16 years auditing experience. He attended seminars held by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) & the CICPA in relation to USGAAP training. Though he does not hold or maintain any professional designations such as Certified Public Accountant (U.S) or Certified Management Accountant, our external consultant has significant U.S. accounting and finance experience. We believe that the qualifications and experience of the consultant enable him to be qualified to prepare our US GAAP financial statements and assist in our assessment of internal control over financial reporting. Our external consultant spent approximately 600 hours last year performing these services for the Company. The fee paid to the consultant is RMB108, 000 per year.

Please find our revised disclosure pursuant to your comment in our response to Comment 6 herein below.

5.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•
How many hours they spent last year performing this service for you; and the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:  Our external consultant is employed by an accounting firm to prepare our financial statements and assist the management to evaluate our internal control over financial reporting. Therefore, we do not believe the questions in Comment 5 are applicable to us.

Do you have an audit committee financial expert?

6.
If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:  We currently do not have a separate audit committee; our Board of Directors provides oversight of the evaluation of the internal control conducted by the management over financial reporting.  Our Board of Directors is comprised of 5 directors,  three of whom attended training courses held by universities in relation to corporate finance and U.S. GAAP. Our accounting team performs an evaluation on quarterly basis, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer and our external consultant, of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was designed to evaluate if our disclosure controls and procedures provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and that the information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation, our management including our Chief Executive Officer and Chief Financial Officer, conclude whether our disclosure controls and procedures are effective as the date in giving us reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Once the conclusion of the evaluation is reached, the management will submit the evaluation with the related periodical financial report for the board’s review and approval.

           In responding to this Comment 6 and Comment 1-5 above herein, our revised disclosure in General on page 18-20 shall be read as follows:

“Internal Control and Procedures

We maintain our books and records in accordance with PRC GAAP and then convert to U.S. GAAP for reporting by an external consultant engaged by the Company. Our accounting staff had one Chief Financial Officer and four accounting managers, five accounting staffs. To be more specific, each of our four subsidiaries has one accounting manager and one accounting responsible for its financial accounting and cost accounting under the supervision of the CFO.  There is  one accounting staff  in China Ginseng Holding Inc to assist the CFO to do data analysis, capital /fund management. We control and convert our books and records by the following procedures:

First, our accounting staff creates and maintains our books and records in accordance with PRC GAAP. They record transactions based upon a variety of source documents, including invoices, inventory vouchers, payment requisitions, cash advance applications and other source documentation. They gather the source documents and prepare the vouchers for payment or receipt records, attaching invoices or payment receipts with the vouchers.

Then, the accounting staff members submit the vouchers to our CFO for review and approval.

Upon approval of the CFO, the accounting staff utilizes the Kingdee system for processing and recording all accounting transactions. If any adjustments are instructed by the CFO, the accounting staff will input such adjustment in the Kingdee system.  Kingdee is a leading software provider in China and the Asia Pacitific Region whose software is utilized by a large number of Chinese companies.  Transactions are recorded by the accounting staff in the Kingdee system on a daily basis. Our CFO checks the recorded books on the Kingdee system daily to ensure that they are recorded correctly and any adjustments that she deems necessary are properly posted in the system. In addition, our accounting staff regularly performs a sequential check on the vouchers to ensure that all vouchers are accounted for properly.

Further, on monthly basis, our accounting staff generates monthly internal financial statements for management’s review.

Following management’s review, the records will be passed to our outside consultant for U.S. GAAP conversions and preparation of consolidated financial statements. The outside consultant also reviews the records and suggests adjustments to us for any items, which he notes during his review.

After that he will convert the records to US GAAP, prepare the consolidated financial statements and relevant notes for SEC reporting. The CFO and the directors of the Company then review and comment on the draft consolidated financial statements before passing such statements to  our external auditors for audit and review purposes.

The outside consultant we have engaged is the general manager of the Changchun office of Crowe Horwath China CPA Co., Ltd.  (“Crowe Horwath China”) located at Crowe Horwath China Certified Public Accountants, 10th Floor of Runtian International No. 889, Kangping Street, Changchun 130061. Crowe Horwath China is headquartered in Beijing, China and has 31 branch offices in China.  Crowe Horwath China has provided annual audit services for more than 100 listed companies in China, large and medium sized enterprises and conglomerates, and services for over 40 large and medium sized enterprises in terms of IPO, share allotment, additional equity offer, Merger & Acquisition. Crowe Horwath China also offers financial advisory and internal control system design services to more than 80 companies. In addition to his professional experience at Crowe Horwath, our external consultant was previously the CFO of a U.S. listed company (OTCBB) from 2006 to 2008. As CFO, he was responsible for the Company’s compliance with the Management’s assessment and reporting on internal control over financial reporting. Our outside consultant is a member of China Institute of Certified Public Accountants (“CICPA”) with 16 years auditing experience. He attended seminars held by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) & the CICPA in relation to USGAAP training. Though he does not hold or maintain any professional designations such as Certified Public Accountant (U.S) or Certified Management Accountant, our external consultant has significant U.S. accounting and finance experience. He is hired by us as outside accounting consultant yearly.

Our CFO has been with the Company as a CFO since September 2005.   Prior to joining us,  she was the CFO of the Guofu Group Inc., a manufacturer and exporter of auto parts, from March 2001 to August 2005.  She holds a Bachelor Degree from Taxation (Revenue) College and has significant financial reporting experience. The current employee contract we have with the CFO will expire on January 1, 2014.

We currently do not have a separately created audit committee; our Board of Directors provides oversight of the evaluation of the internal control conducted by the management over financial reporting.  Our Board of Directors is comprised of 5 directors, three of who attended training courses held by university regarding corporate finance and U.S. GAAP. Our accounting team performs an evaluation on quarterly basis, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer and our external consultant, of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was designed to evaluate if our disclosure control and procedures provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and that the information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation, our management including our Chief Executive Officer and Chief Financial Officer, conclude whether that the disclosure controls and procedures are effective as the date in giving us reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Once the conclusion of the evaluation is reached, the management will submit the evaluation with the related periodical financial report for the board’s review and approval.

Due to SEC comments we received concerning our registration statement on Form 10, we conducted further research about the lack of recording of imputed interest on related party loans, the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition for the years ended June 30, 2009 and 2008. And only then did management recognize the material weakness. This material weakness caused in our financial statements lack of recording of imputed interest on related party loans, the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition. These mistakes flowed through to our financial statements for the year ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (unaudited). On December 17, 2010, the Board of Directors concluded that the consolidated financial statements included in the Registrant’s Registration Statement on Form 10 for the years ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (unaudited), should no longer be relied upon and we need to restate our previously issued audited financial statements for the related reporting periods. As a result, we filed a Form 8-K on February 7, 2011stating the above, presenting the effects of restatements due to the lack of recording of amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and an error in the recording of negative goodwill on a previous acquisition.
Therefore, we believe our internal control and procedures are ineffective as of September 30, 2010, in that we did not correctly record amounts under subcontracting agreements with farmers to cultivate the Company’s ginseng crops and record negative goodwill on a previous acquisition and additionally, our lack of accounting staff with sufficient knowledge of U.S. GAAP and our reliance on outside consultant to convert our records to U.S. GAAP.

Since December 2010, we have been working to take corrective steps. We plan to reevaluate our internal controls, complete our documentation and seek to recruit experienced professionals to augment and upgrade our accounting staff. No assurance can be given that we have identified all the material and significant internal control weakness and we will be able to adequately remediate existing deficiencies in our internal controls. Although we believe that these corrective steps are going to take will enable management to conclude that our internal controls over financial reporting are effective and these measures will remediate the material weakness discussed above when all of the additional accounting staff positions are filled, we cannot assure you that this will be sufficient. WE may be required to expend additional resources to identify, assess and correct any additional weakness in disclosure or internal control and to otherwise comply with the internal controls rules under Section 404(a) of the Sarbanes-Oxley Act.”

Item 1. Business, page 2
Organization, page 2

7.
We partially reissue comment five of our letter dated September 3. 2010. Please describe the risks this default present to your business and operations. We note the statement that you expect to pay this debt from future profits; however, we note that the interest has accrued since 2009, that the debt is secured by the asset of the company, that revenue have decreased in the year ended June 30, 2019, and that for the year ended June 30, 2010 you had a net loss of $648,727. Please remove the reference to future profits or provide the basis for the statement.

Response:  Pursuant to your comment, we have revised our disclosure to remove the reference to future profits. Our revised disclosure on page 2 shall be read as follows:

“Tonghua Linyuan Grape Planting Co. (“Tonghua”) – Growing grapes and producing wine

☐
On March 31, 2008, we acquired a 100% ownership of Tonghua Linyuan Grape Planting Co. for the issuance 6,155,000 shares of common stock of the Company.  The price was determined by arm’s-length negotiations based upon the appraised net asset value of Tonghua at the time of acquisition which was approximately $1,332,248.  We signed the Tonghua acquisition agreement on April 12, 2007, but the transaction was not closed until March 31, 2008.

When we acquired Tonghua, it was in debt as a result of  a loan of $292,942 to Ji’An Qingshi Credit Cooperatives; therefore, we are responsible for paying back the loan. The principal terms of the loan are as follows:

1.	Type of Loan: Short Term Agriculture Loan, secured by all assets of Tonghua until the loan is repaid

2.	Loan Purpose: Planting

3.	Loan Amount: Principal of 2,000,000 RMB [$292,942] with an annual interest of 6.325%

4.	Loan Period: From February 4, 2002 to February 4, 2003; Repayment due date was February 4, 2003

Until  now, we have not paid any principal or interest of the loan, however, Ji’An Qingshi Credit Cooperative verbally agreed in March 2008 not to call the loan. The material terms for the verbal agreement are: No principal or interest payments are required to be made until the Company is generating profits and  interest continues to accrue until we repay the loan.   Nevertheless, as we have pledged all of the assets of Tonghua as security for the loan and we had a net loss of $648,727 for the year ended June 30, 2010, if we continue operation without generating net income, Ji’An Qingshi might revoke the oral agreement and call the loan which might lead to a close of the entire business and operations of Tonghua.”

8.	Please provide the basis for the statement that you plan on paying the debt that is currently in default from future profits. We note that the company has had net losses to date.

Response: Since our inception in 2004, we have been engaged in the business of farming, processing, distribution and marketing of fresh ginseng, dry ginseng, ginseng seeds and seedlings. Our revenue mainly came from the sales of fresh ginseng and ginseng products. Our revenue decreased in the year ended June 30, 2009 and we had a net loss of approximately $648,727 in the year ended June 30, 2010. Starting August 2010, we have gradually shifted our business from farming to producing ginseng juice and wine using our crops as raw materials.  We have started reserving most of the ginseng produced for use in the planned production of canned ginseng juice and grape juice produced for use in the planned production of wine.

Ginseng is one of the most favorable nutrition supplements in China; there are large demands of ginseng in China market. Because our ginseng beverage is directly squeezed from fresh ginseng compared with our ginseng beverage made from blending after extracting ginsenosides through chemical methods, we believe that once we start production of canned ginseng juice, we will be able to increase our revenue. In addition, we will use our grapes planted in Changbai Mountain as raw material to produce our wine which is the most well recognized place to plant grapes for wine production in China. We plan to start production of wine in March, 2011 and sales in April, 2011 and we expect positive sales of our wine.

Additionally, as there are higher standards for ginseng used in canned ginseng juice, we are also able to sell the ginseng we produce which is not qualified for use in canned ginseng juice to the market. In addition, if we receive large orders for ginseng and/or ginseng byproducts, we will directly purchase ginseng and/or ginseng byproducts from the market if we can get a lower price of the products. However, these types of orders only account for  a small portion of our revenue, as it  and is generated on an order-to-order basis and conditioned on whether  we can get a lower price for  such products in the market.

However, at this point, there is uncertainty as to whether and when we will be able to generate sufficient profits in order to pay off the debt for which we are currently in default. Therefore, we have revised our disclosure to remove the reference to future profits and also to disclosure the risks associated with the fact that the loaners might choose to call the loan on page 2 as in the response to Comment 7 above herein.

9.
We note that agreement not to call the loan is a verbal agreement. Please file a written description of the contract. For guidance, see Question 146,04 of the Compliance and disclosure Interpretations at http://www. sec.gov/divisions/corpfin/guidance/regs-kintcrp.htm

Response: Pursuant to your comment, a written description of the verbal agreement between and among Ji’An Qingshi Credit Cooperative is included in our revised disclosure on page 3 as follows and filed as Exhibit 10. 17 to this registration statement:

“Until now, we have not paid any principal or interest of the loan, however, Ji’An Qingshi Credit Cooperative verbally agreed in March 2008  not to call the loan. The material terms for the verbal agreement are: No principal or interest payments are required to be made until the Company is generating profits and  interest continues to accrue until we repay the loan.   Nevertheless, as we have pledged all of the assets of Tonghua as security for the loan and we had a net loss of $648,727 for the year ended June 30, 2010, if we continue operation without generating net income, Ji’An Qingshi might revoke the oral agreement and call the loan which might lead to a close of the entire business and operations of Tonghua.”

10.
We note the loan agreement attached as Exhibit 10.15 and your response in the last paragraph of page two and the third paragraph of page 31 to comment five of our letter dated September 3, 2010. Please summarize the material terms of the loan due to Ji’An City Qingshi Credit Cooperatives. For example, describe the original principal amount of the loan in US dollars, and the interest rate.

Response: Pursuant to your comment, we have summarized the material terms of the loan due to Ji’An City Qingshi Credit Cooperative and our revised disclosure on page 2-3 shall be read as follows:

“When we acquired Tonghua, it was in debt as a result of a loan of $292,942 to Ji’An Qingshi Credit Cooperatives; therefore, we are responsible for paying back the loan. The principal terms of the loan are as follows:

1.	Type of Loan: Short Term Agriculture Loan, secured by all assets of Tonghua until the loan is repaid

2.	Loan Purpose: Planting

3.	Loan Amount: Principal of 2,000,000 RMB [ about USD $292,942] with an annual interest of 6.325%

4.	Loan Period: From February 4, 2002 to February 4, 2003; Repayment due date was February 4, 2003

Until now, we have not paid any principal or interest of the loan, however, Ji’An Qingshi Credit Cooperative verbally agreed in March 2008  not to call the loan. The material terms for the verbal agreement are: No principal or interest payments are required to be made until the Company is generating profits and  interest continues to accrue until we repay the loan.   Nevertheless, as we have pledged all of the assets of Tonghua as security for the loan and we had a net loss of $648,727 for the year ended June 30, 2010, if we continue operation without generating net income, Ji’An Qingshi might revoke the oral agreement and call the loan which might lead to a close of the entire business and operations of Tonghua.”

11.
Please reconcile your statement in the third paragraph under Commitments and Contingencies on page 31 that “[i]interest is currently being paid on the loan” and your statement in the last paragraph of page two where you state that “[i]interest was paid only through 2009 and has been accrued since then.” Also, reconcile both of these statements with the disclosure in the last paragraph on page 2 that “no interest payments are required” pursuant to the verbal agreement.

Response:  To date, we have not paid any principal or accrued interest of the loan of  $292,942 to Ji’An Qingshi Credit Cooperatives.  Therefore, we revised our statement in the third paragraph under Commitments and Contingencies on page 31 deleting that “[i]interest is currently being paid on the loan” and our statement in the last paragraph of page two deleting the statement that “[i]interest was paid only through 2009 and has been accrued since then.”

12.
We reissue comment seven of our letter dated Sept 3, 2010.Please provide clear disclosure throughout the registration statement to clearly indicate those aspects of your business that are operational and those that have not commenced. For instance, you refer to Ganzhi as “producing Ginseng juice sold in cans” and Tonghua as “growing grapes and producing wine”. These businesses do not appear to be operational and generating revenue yet. This is also inconsistent with your supplemental response, which stated all businesses are operational. Please reconcile.

Response: We currently conduct our business through our four wholly owned PRC subsidiaries located in Northeast China:  a) Yanbian Huaxing Ginseng Industry Co. Limited (“Yanbian”)- planting, producing and selling ginseng. In the past, our revenue was mainly from the sales of ginseng produced by Yanbian before we shifted our business focus in August 2010 to canned ginseng juice and wine and started to store fresh ginseng for producing canned ginseng juice. However, this shift of business focus will not affect Yanbin’s operation, it will continue to plant ginseng as raw material for canned ginseng juice and sell ginseng not qualified to be used for canned ginseng juice;  b) Jilin Ganzhi Ginseng Products Co. Ltd. (“Ganzhi”) -producing canned ginseng juice.  Ganzhi has been processing fresh ginseng and started producing canned ginseng in the quarter ended December 31, 2010 and the revenue will be reflected in the Form 10-Q we are going to file for the three months ended December 31, 2010. c) Tonghua Linyuan Grape Planting Co. (“Tonghua”) -planting grapes and producing wine. Tonghua operates  our vineyards to grow and crush the grapes and reserve grape juice for wine production. In November 2010, Tonghua signed a binding agreement with a wine distributor. We plan to start production in March, 2011 and start sales in April, 2011. We expect Tonghua to generate revenue once it starts sales of wine.  d) Jinlin Huamei Beverage Co. Ltd (“Huamei”) - Marketing of our products of canned ginseng juice and wine. Huamei operates as a sale department for our products of canned ginseng juice and wine. Our marketing promotion and penetration of these products is conducted by Huamei and all of our distribution agreements for sales of our products of canned ginseng juice and wine are signed through Huamei. As of the date of this filing, each of our four subsidiaries operates as an essential part of our integrated business, thus we conclude that all of our businesses are operational.

Pursuant to your comment, our revised disclosure on page 3 shall be read as follows:

“Our Business:

General

Our business in China is currently conducted through the above four wholly owned subsidiaries located in Northeast China, the current operational status of each of these businesses as of the date of this filing  is as follows:

•
Yanbian: In the past, our revenue was mainly from the sales of ginseng produced and sold by Yanbian before we shifted our business focus in August 2010 to canned ginseng juice and wine and started to store fresh ginseng for producing canned ginseng juice. However, this shift of business focus will not affect Yanbian’s operation, it will continue to plant ginseng as raw material for canned ginseng juice and sell ginseng not qualified to be used for canned ginseng juice;

•
Ganzhi : Ganzhi has been processing fresh ginseng and started producing canned ginseng in the quarter ended December 31, 2010 and the revenue will be reflected in the Form 10-Q we are going to file for the three months ended December 31, 2010;

•
Tonghua: Tonghua operates our vineyards to grow and crush the grapes and reserve grape juices for wine production. Tonghua plans to start wine production in March, 2011 and sales in April, 2011. In November 2010, Tonghua signed a binding agreement with a wine distributor and we expect Tonghua to generate revenue once it starts sales of wine;

•
Huamei:  Huamei operates as a sale department for canned ginseng juice and wine. Our market promotion and penetration of canned ginseng juice and wine is conducted by Huamei and  all of our distribution agreements for sales of our canned ginseng juice and wine are signed through Huamei.

As of the date of this filing, each of our four subsidiaries operates as an essential part of our integrated business and  all of our businesses are operational.

…”

13.
We note your response to comment eight of our letter dated Sept 3. 2010. Please advise us as to why the certificate certifying Yanbian as a “Foreign-owned Enterprise wholly-owned by [you]”is dated to your acquisition of the 45% interest from Huaxing Ginseng. See the first bullet point on page two and exhibit 10.12.

Response:  On November 24, 2004, we acquired a 55% interest in Yanbian Huaxing Ginseng Industry Co. Limited from Huaxing Ginseng Industry Co, Ltd. for $200,000.   Subsequently in August, 2005, we acquired the remaining 45% interest from Huaxing Ginseng for $164,000.  In this case, we have revised our disclosure on page 2 as follows:

“Yanbian Huaxing Ginseng Industry Co. Limited (“Yanbian”) – Ginseng farming and sales

☐
On November 24, 2004, we acquired a 55% interest in Yanbian Huaxing Ginseng Industry Co. Limited from Huaxing Ginseng Industry Co, Ltd. for $200,000.   Subsequently in August, 2005, we acquired the remaining 45% interest from Huaxing Ginseng for $164,000.  The price was determined based upon the registered capital of Yanbian of $364,000 in China.  In October 2005, we increased the registered capital of Yanbian by putting in an additional $250,000 in order to meet the requirement for foreign owned enterprise requirement.  We received a certificate of approval issued by the Chinese government certifying Yanbian as a Foreign-Owned Enterprise wholly-owned by us.”

14.
We reissue comment nine of our letter dated Sept 3, 2010. Please provide the material terms of the agreement to purchase the production factory in connection with your planned ginseng beverage business. In addition, we note that Exhibit 10.16 refers to the facilities to be acquired “originally” and the agency commission that was originally to be paid by party A. It appears that there was an original agreement between the parties. Please file that agreement as an exhibit, in addition to this agreement.

Response:   The land and the facilities of the production factory were initially purchased by the seller, Meihekou City Hengyide Warehouse Logistics Co., Ltd. (“Meihekou”), from a PRC auction company through an auction and then resold to us with the original purchase price. The “originally” in the purchase agreement between Meihekou and us filed as Exhibit 10.16 was referring to the original purchase price in the agreement between Meihekou and the auction company. Pursuant to your comment, we have clarified it in our revised disclosure and Exhibit 10.16 to the registration statement.  Please find our revised disclosure in our response to comment 15.

15.	Please reconcile the statement that the first payment to purchase the production factory must be made on June 24, 2010, with Exhibit 10.16,which appears to indicate a different payment plan.

Response: We agree with you that we were obliged to pay off the whole consideration of RMB 9,000,000 before the end of June, 2010 in accordance with the agreement we entered with Meihekou City Hengyide Warehouse Logistics Co., Ltd. and incorporated herein by reference and filed as Exhibit 10.16. Subsequently, we paid 500,000 RMB (about USD $75,207) on June 24, 2010; obtained an 8 million RMB (about USD $1,203,312 ) bank loan to pay the seller on November 8, 2010 and paid another 100,000RMB (about USD $15,041) . The remaining balance 400,000 RMB (about USD $60,167 ) should be  paid off by end of June, however, we have obtained oral consent from the seller to extend the due date to December  31, 2011. Pursuant to your comment, we are filing a description of oral amendment of the purchase agreement as Exhibit 10.17.and our revised disclosure on page 4 shall be read as follows:

 “Through Ganzhi, we are  producing two types of canned ginseng juice.

	•	Ganzhi Asian Ginseng Beverage
☐
	•	Ganzhi American Ginseng Beverage

In 2008, we started storing fresh ginseng as a raw material in a rented refrigerated warehouse.  We purchased a production factory of ginseng beverage  for total consideration of 9,000,000 RMB under a written contract dated March 2, 2010.  We paid 500,000 RMB (about USD $75,207) on June 24, 2010; obtained an 8 million RMB (about USD $1,203,312 ) bank loan to pay the seller on November 8, 2010; and paid 100,000 RMB (about USD $15,041) in December, 2010.  The remaining balance 400,000 RMB (about USD $60,167 ) should be  paid off by end of June 2010 pursuant to the written contract, however, we have obtained oral consent from the seller to extend the due date to December 31, 2011. Nevertheless, if we are unable to pay off the remaining balance by December 31, 2011 and obtain a further extension from the seller or the seller revoke its oral consent of extension, the seller has the right to repossess the warehouse, confiscate the deposit paid to the seller and we will be liable to compensate the seller for an amount equivalent to 6 month’s rental expenses for using the warehouse. The principal terms of the written contract are as follows:

•	Parties: Meihekou City Hengyide Warehouse Logistics Co., Ltd. (“Meihekou”) and Ganzhi Ginseng Products Co Ltd & China Ginseng Holdings, Inc. (collectively “Ginseng.”)

•
Meihekou and Ginseng shall go to the PRC auction company Jilin Mingshi Auction Co. Ltd. together to apply for the change of the purchaser’s name from Meihekou to Ginseng. The application fee is borne by Ginseng.

•
All details/content of the location, land area and facilities that to be acquired originally by Meihekou are remain unchanged. The amount of the consideration of RMB 9,000,000 (about USD$1,353,726 )  and the agency commission that was  to be originally paid by Meihekou  shall remain unchanged and payment shall be made by Ginseng to Meihekou.

•
Payment method: This agreement became effective upon date of signing, Ginseng shall pay  Meihekou of RMB 500,000 (about USD $75,207) before 20 March 2010, the remaining balance shall be repaid in full by June 30, 2010.

•	Meihekou shall waive the rental expenses incurred by Ginseng for using the premise for the period from January 2010 to Feburary 2010.

•
If the remaining balance is not settled within June 2010, Meihekou has the right to repossess the premise and confiscate the deposit paid to Meihekou. And Ginseng is liable to compensate Meihekou for an amount equivalent to 6 month’s rental expenses for using the premise.

•	Ginseng has not paid off the remaining balance of 400,000 RMB (about USD $60,167) till now, however, Meihekou has orally agreed to extend the due date of the payment to December 31, 2011.”

16.	Please disclose the material terms of the contract to lease the refrigerated warehouse.

Response: Pursuant to your comment, please find our revised disclosure in our response to Comment 15 above herein.

17.
We note your response to comment 11 of our letter dated Sept 3, 2010 where you state that your contract for wine production is an oral agreement. Please reconcile this response with Exhibit 10.13 and your disclosure in the last paragraph of page eight that you have a written agreement with Jinyuanshan Winery. In addition, as previously requested, please disclose the material terms.

Response:  We entered into a written agreement for wine production with Tonghua Jinyuanshan Winery to produce wine for us from May 20, 2009 to May 19, 2012. Under the terms of the agreement, we provide Tonghua with grape juice, bottling supplies and packaging supplies, and Tonghua produces and bottle the wine with a charge of approximately $0.15-0.22 per bottle.  Pursuant to your comment, we have disclosed material terms of the production agreement in the registeration statement on page 10 as follows:

“We have a written production agreement with Tonghua Jinyuanshan Winery (“Tonghua Winery”) to produce wine for us from May 20, 2009 to May 19, 2012. Under the terms of the agreement, we provide Tonghua Winery with grape juice, bottling supplies and packaging supplies, and Tonghua Winery produces and bottles the wine with a charge of approximately $0.15-0.22 per bottle ( approximately $0.15  a bottle for processing red wine and approximately $0.22 per bottle for processing ice wine).  Other principal terms of the agreement are as follows:

1.	Product Names: Pearl in Snow Wine; Ice Wine.

2.	Prior to production, Tonghua shall provide production guidelines and obtain approval from the city inspection department.

3.	Tonghua shall notify the supervision department a week in advance for every batch of production.

4.	Products quality: Jinyuanshan must meet the quality standard set by Tonghua, in accordance with QB/1982-94 grape wine production standard requirement.

5.	Products Safekeeping: After final inspection of the products, products can be kept temporarily at Jinyuanshan’s facility for up to one month. Tonghua must ship out the products within one month.

6.
Product defect allowance: Jinyuanshan is allowed to have  5% wine production defect rate; 0.3% on labeling and packaging; and 0.5% on bottles. If the bottle damage was caused by delivery, Jinyuanshan will not be responsible for the damage.

7.	Duration of this Contract: This contract is valid from May 20, 2009 to May 19, 2012. If there is any dispute beyond negotiation, it will be mediated by the local arbitration authority.

8.	Tonghua subcontracts Jinyuanshan to produce under Jinyuanshan’s National Industrial Production permit. Tonghua shall name Jinyuanshan on its labels (after city quality inspection’s approval).

9.	If there are any taxes incurred by Jinyuanshan for processing Tonghua’s wines, Tonghua is liable for paying these taxes.”

18.
Please reconcile your statements in the second paragraph of page four that you “will be producing wine” and that you “commenced production of wine in August 2010.” Furthermore, please clarify the type of wine that will pay Jinyuanshang winery RMB 1.5 for processing.

Response:  We plan to start wine production in March 2011 and sales in April 2011. We have been reserving grape juice as a raw material for wine production and have entered into a production agreement with Tonghua Winery. Under the agreement, we provide Tonghua Winery with grape juice, bottling supplies and packaging supplies, and Tonghua Winery produces and bottles the wine with a charge of approximately $0.15-0.20 per bottle. According to the contract, we shall provide Tonghua Jinyuanshan Winery with grape juice, bottling supplies and packaging supplies; pay Jinyuanshan Winery RMB 1 (about $0.15)  per bottle for processing red wine and RMB 1.5 (about $0.22) per bottle for processing ice wine. Please find our revised disclosure pursuant to your comment in our response to Comment 21 herein below.

19.
We note that Yisheng Foreign Trade Company, Heilongjiang; Yikang Yuan Trade Company; Wang Chunjiang and Xu Hong Yi each accounted for more than 10% of revenue. Please disclose the material terms of any agreements with these customers and file any agreement with these customers as exhibit.

Response: Our past revenue mainly came from the sales of our ginseng and ginseng byproducts. We sell our ginseng and ginseng byproducts on order-to-order basis and do not have any written agreements with any of our customers.

General
20.
We note that you are no longer selling fresh ginseng. Please clarify whether you are selling ginseng, or whether all ginsengs will be reserve for the ginseng beverage business. To the extent that you plan on continuing to sell any ginseng in the future. Please provide a clear disclosure of this aspect of your business as required by Item101(h)(4) of Regulation S-K

Response: Pursuant to your comment, we have revised our disclosure on page 4 of Form 10/A2 as follows:

“…
Since August 2010, we have gradually shifted our business focus from direct sales of ginseng and ginseng byproducts to production and sale of canned ginseng juice and wine. We have started reserving most of the ginseng produced by Yanbian for use in the planned production of canned ginseng juice and grape juice produced by Tonghua for use in the planned production of wine. Meanwhile, as there is higher standard for ginseng used in canned ginseng juice, we are able to sell  ginseng produced by Yanbian which is not qualified for use in canned ginseng juice to the market through Yanbian. In addition, if we receive large orders for ginseng and/or ginseng byproducts, we will directly purchase ginseng and/or ginseng byproducts from the market if we can get a lower price of the products. However, this only accounts for a small portion of our revenue which is generated on order-to-order basis and conditioned on whether  we can get a lower price for such demanded products in the market.”

21.
In addition, we note the planned significant change in focus to the ginseng beverage business. Provide clear disclosure throughout the registration statement as to the material change in business and the associated risks to your business and operations. Provide clear disclose that past revenues and other financial results will not provide a meaningful basis for future performance given the material change in your business.

Response:  Pursuant to your comment, we have revised our disclosure on page 3-5 of Form 10/A2 as follows:

Our Business:

General

Our business in China is currently conducted through the above four wholly owned subsidiaries located in Northeast China, the current operational status of each of these businesses as of the date of this filing  is as follows:

•
Yanbian: In the past, our revenue was mainly from the sales of ginseng produced and sold by Yanbian before we shifted our business focus in August 2010 to canned ginseng juice and wine and started to store fresh ginseng for producing canned ginseng juice. However, this shift of business focus will not affect Yanbian’s operation, it will continue to plant ginseng as raw material for canned ginseng juice and sell ginseng not qualified to be used for canned ginseng juice;

•
Ganzhi : Ganzhi has been processing fresh ginseng and started producing canned ginseng in the quarter ended December 31, 2010 and the revenue will be reflected in the Form 10-Q we are going to file for the three months ended December 31, 2010;

•
Tonghua: Tonghua operates our vineyards to grow and crush the grapes and reserve grape juices for wine production. Tonghua plans to start wine production in March, 2011 and sales in April, 2011. In November 2010, Tonghua signed a binding agreement with a wine distributor and we expect Tonghua to generate revenue once it starts sales of wine;

•
Huamei:  Huamei operates as a sale department for canned ginseng juice and wine. Our market promotion and penetration of canned ginseng juice and wine is conducted by Huamei and  all of our distribution agreements for sales of our canned ginseng juice and wine are signed through Huamei.

As of the date of this filing, each of our four subsidiaries operates as an essential part of our integrated business and  all of our businesses are operational.

Previously, through Yanbian, we focused on the farming, processing, distribution and marketing of Asian and American Ginseng and related byproducts in the following varieties:

•	Fresh Ginseng: For pharmaceutical, health supplement, cosmetic industry and fresh consumption.
☐
•	Dry Ginseng: Dried form for pharmaceutical and, health supplement consumption.
☐
•	Ginseng Seeds: Selling of ginseng seeds.
☐
•	Ginseng Seedling: Selling of ginseng seedling.

We obtained 20 years land use rights to 3,705 acres of land approved by the local government for Ginseng growing on June 12, 2005 and we have developed 3% of the land resources.

Since August 2010, we have gradually shifted our business focus from direct sales of ginseng and ginseng byproducts to production and sale of canned ginseng juice and wine. We have started reserving most of the ginseng produced by Yanbian for use in the planned production of canned ginseng juice and grape juice produced by Tonghua for use in the planned production of wine. Meanwhile, as there is higher standard for ginseng used in canned ginseng juice, we are able to sell  ginseng produced by Yanbian which is not qualified for use in canned ginseng juice to the market through Yanbian. In addition, if we receive large orders for ginseng and/or ginseng byproducts, we will directly purchase ginseng and/or ginseng byproducts from the market if we can get a lower price of the products. However, this only accounts for a small portion of our revenue which is generated on order-to-order basis and conditioned on whether  we can get a lower price for such demanded products in the market.

Through Ganzhi, we are  producing two types of canned ginseng juice.

•	Ganzhi Asian Ginseng Beverage
☐
•	Ganzhi American Ginseng Beverage

In 2008, we started storing fresh ginseng as a raw material in a rented refrigerated warehouse.  We purchased a production factory of ginseng beverage  for total consideration of 9,000,000 RMB under a written contract dated March 2, 2010.  We paid 500,000 RMB (about USD $75,207) on June 24, 2010; obtained an 8 million RMB (about USD $1,203,312 ) bank loan to pay the seller on November 8, 2010; and paid 100,000 RMB (about USD $15,041) in December, 2010.  The remaining balance 400,000 RMB (about USD $60,167 ) should be  paid off by end of June 2010 pursaunt to the written contract, however, we have obtained oral consent from the seller to extend the due date to December 31, 2011. Nevertheless, if we are unable to pay off the remaining balance by December 31, 2011 and obtain a further extension from the seller or the seller revoke its oral consent of extension, the seller has the right to repossess the warehouse, confiscate the deposit paid to the seller and we will be liable to compensate the seller for an amount equivalent to 6 month’s rental expenses for using the warehouse. The principal terms of the written contract are as follows:

•	Parties: Meihekou City Hengyide Warehouse Logistics Co., Ltd. (“Meihekou”) and Ganzhi Ginseng Products Co Ltd & China Ginseng Holdings, Inc. (collectively “Ginseng.”)

•
Meihekou and Ginseng shall go to the PRC auction company Jilin Mingshi Auction Co. Ltd. together to apply for the change of the purchaser’s name from Meihekou to Ginseng. The application fee is borne by Ginseng.

•
All details/content of the location, land area and facilities that to be acquired originally by Meihekou are remain unchanged. The amount of the consideration of RMB 9,000,000 (about USD$1,353,726 )  and the agency commission that was  to be originally paid by Meihekou  shall remain unchanged and payment shall be made by Ginseng to Meihekou.

•
Payment method: This agreement became effective upon date of signing, Ginseng shall pay  Meihekou of RMB 500,000 (about USD $75,207) before 20 March 2010, the remaining balance shall be repaid in full by June 30, 2010.

•	Meihekou shall waive the rental expenses incurred by Ginseng for using the premise for the period from January 2010 to Feburary 2010.

•
If the remaining balance is not settled within June 2010, Meihekou has the right to repossess the premise and confiscate the deposit paid to Meihekou. And Ginseng is liable to compensate Meihekou for an amount equivalent to 6 month’s rental expenses for using the premise.

Ginseng has not paid off the remaining balance of 400,000 RMB (about USD $60,167) till now, however, Meihekou has orally agreed to extend the due date of the payment to December 31, 2011

In addition to canned ginseng guice, we have started to focus on wine production.  We have already grown and crushed the grapes from our vineyards and have the juices reserved.  We plan to start wine production in March, 2011 and sales in April, 2011. We have contracted for the production of the wine.  According to the contract, we shall provide Tonghua Jinyuanshan Winery with grape juice, bottling supplies and packaging supplies; pay Jinyuanshan Winery RMB 1 (about UDS $0.15)  per bottle for processing red wine and RMB 1.5 (about UDSD $0.22) per bottle for processing ice wine.   All of our products will be sold through Huamei. Though we have not generated any revenues from this line of business, we expect to have sales and revenue in April, 2011.

We generated $736,651 and $1,297,575 in revenues for our fiscal years ended June 30, 2010 and 2009 respectively.  For the year ended June 30, 2010, our sales and principal customers were as follows:

	Yanbian	Tonghua	Percent of Total Revenues
Yisheng Foreign Trade Company	$156,747.02		23%
Wang Linqing	$55,097.55		8%
Heilongjian Mulin Forestry Bureau	$56,192.14		8%
Heilongjian YiKangYuan trade company	$105,255.45		15%
Wang Chunjiang	$131,495.64		20%
Xu Hong Yi	$113,080.33		17%
Others	$60193.88		9%
Total Ginseng Revenue	$678,062		100%
Shenyang Kang Da Fruit Wholesale Co.		$58,589	100%
TOTAL Grape Revenue		$58,589	100%

However, as we have recently begun to shift the focus of our business from sale of ginseng to canned ginseng juice and wine which are currently in the initial stage, there is no assurance that there will sufficient demands for our beverage and wine to allow us to operate profitably in the short term. Accordingly, past revenues and other financial results will not provide a meaningful basis for future performance given the material change in our business.”

22.
We note the removal of the disclosure regarding the distributors. Please add back such discourse. Based upon the current operations of the company, these were material to your company for the financial statements presented.

Response: Pursuant to your comment, we have added back the disclosure regarding the distributors and the revised disclosure on page 6 of Form 10/A2 shall be read as follows:

“Ginseng Production

Sales of Ginseng

We sold ginseng products through oral agreements with distributors. We have no written agreements with distributors.

During the fiscal year ended June 30, 2009, the following distributors accounted for the following approximated percentages of sales of our product:

•	Anguoxinglong Herbal Medicine Company	44%
•	Hebei Yuanfa Pharmaceuticle	11%
•	Wong Peng Yu	11%
•	Tong Hua Lin Yuan	8%
•	Liu Jia Ming	6%
•	Wang Jia Hong	5%

During the fiscal year ended June 30, 2010, the following distributors accounted for the following approximated percentages of sales of our product:

•	Yisheng Foreign Trade Company	23%
•	Wang Linqing	8%
•	Heilongjiang Mulin Forestry Bureau	8%
•	Heilongjian Yikang Yuan Trade Co.	15%
•	Wang Chunjiang	20%
•	Xu Hong Yi	17%
•	Others	9%

Beginning in September 2010, we began reserving fresh ginseng as raw material to produce canned giseng juice and we are no longer selling fresh ginseng or dry ginseng directly to the market except such portions of our product that are not qualified for use in our canned ginseng juice. Thus, our ginseng sales have been significantly reduced, resulting in a significant decrease in revenues. However, we anticipate such a decrease is only temporary and that we will be able to increase our revenue and generate net income once we start sales of canned ginseng juice.”

23.
We reissue comment 15 from our letter dated Sept 3, 2010. Please disclose the material terms of the agreement with your distributors. In addition, please reconcile the statement on page five that you had oral agreement with your distributors with the disclosure in your response to comment 15 that you had agreements with your distributors. Lastly, please file the agreements with your material distributor. Your response to comment 15, which directed us to exhibit 10.14, is not reprehensive to this comment, as that distribution agreement relates solely to your beverage business.

Response: On November 16, 2010 we entered into a written distribution agreement with Beijing Huayang Shenbang Trading Ltd. ( “Beijing Huayang”) whereby Beijing Huayang shall act as our general distributor in the Beijing area for our wines from November 16, 2010 to November 15, 2011. We are using the same form of distribution agreement for distribution of our canned ginseng juice and wine  which was filed as Exhibit 10.14 to registration statement. In addition, we intend to use the same form of distribution agreement when we recruit any general distributor in the future. We do not have any oral agreement with any distributor. Therefore, we are revising our disclosure on page 10 of Form 10/A2 responding to your comment as follows:

“Wine

We plan to sell two kinds of wine at the anticipated sale prices as follows:

Bingqing ice wine	RMB 388 (about USD $	58.36)	/per bottle
Pearl in the Snow (Red)	RMB 88 (about USD$	13.24)	/ per bottle

The anticipated sale prices are based on management’s knowledge of the market price of similar quality wine.  However, we might adjust the sale prices after we start the production and sales.

We plan to start production of wine in March, 2011 and sales in April, 2011. We have a written production agreement with Tonghua Jinyuanshan Winery (“Tonghua Winery”) to produce wine for us from May 20, 2009 to May 19, 2012. Under the agreement, we provide Tonghua with grape juice, bottling supplies and packaging supplies, and Tonghua produce and bottle the wine with a charge of approximately $0.15-0.22 per bottle (approximately $0.15  a bottle for processing red wine and approximately $0.22 per bottle for processing ice wine).   Other principal terms of the agreement are as follows:

1.	Product Names: Pearl in Snow Wine; Ice Wine.

2.	Prior to production, Tonghua shall provide production guidelines and obtain approval from the city inspection department.

3.	Tonghua shall notify the supervision department a week in advance for every batch of production.

4.	Products quality: Jinyuanshan must meet the quality standard set by Tonghua, in accordance with QB/1982-94 grape wine production standard requirement.

5.	Products Safekeeping: After final inspection of the products, products can be kept temporarily at Jinyuanshan’s facility for up to one month. Tonghua must ship out the products within one month.

6.
Product defect allowance: Jinyuanshan is allowed to have  5% wine production defect rate; 0.3% on labeling and packaging; and 0.5% on bottles. If the bottle damage was caused by delivery, Jinyuanshan will not be responsible for the damage.

7.	Duration of this Contract: This contract is valid from May 20, 2009 to May 19, 2012. If there is any dispute beyond negotiation, it will be mediated by the local arbitration authority.

8.	Tonghua subcontracts Jinyuanshan to produce under Jinyuanshan’s National Industrial Production permit. Tonghua shall name Jinyuanshan on its labels (after city quality inspection’s approval).

9.	If there are any taxes incurred by Jinyuanshan for processing Tonghua’s wines, Tonghua is liable for paying these taxes.

Production Methods

Wine is produced by fermenting crushed grapes using various types of yeast. Yeast consumes the sugars in the grapes and converts them into alcohol. As of June 30, 2010, Tonghua has reserved 965 tons of grape juice for fermentation.  Last autumn we harvested approximately 562.5 tons grapes and produced 281 tons of juice.  We let the juice ferment for 40 days and then  sealed it in barrels in December.

Distribution Methods

There are 667 cities in China, we intend to recruit one general distributor for wine in every city.  The city level distributor can recruit the second level distributors.  Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. On November 16, 2010, we entered into a distribution and sales agreement with Beijing Huayang Shenbang Trading Ltd (“Beijing Huayang”) whereby Beijing Huayang shall act as our general distributor of our wine in Beijng area from November 16, 2010 to November 15, 2013. According to the agreement,  Beijing Huayang is authorized to sell to real shops, as well as to promotion and team buying and to enter into sub-distribution agreements with second level distributors in the Beijing area. However, in no circumstance, shall Beijing Huayang sell or distribute our wine at a price less than the price we offered. Beijing Huayang shall have minimum annual sales of RMB 3,000,000 (about UDS $451,242 ) and shall receive bonus at certain percentage of sales exceeding the minimum sales. We used the same form of distribution agreement we use for our beverage distributors when entering into agreement with Beijing Huayang which carries the similar terms of contract as we disclosed above herein in the Distribution Methods of Canned Ginseng Juice. In addition, we intend to use the same form of distribution agreement when we recruit any general distributor for our wine, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed one distributor Beijing Huayang through Huamei using the same form of contract Huamei used to for distribution of ginseng beverage which is incorporated herein reference and is filed as Exhibit 10.14.
”

Sources and Availability of Raw materials, Page 5
24.
We note that you have revised the second paragraph in this section to state that you have only developed 3% of your land resources, rather than one-third. This would appear to suggest that you have only developed 111 acres of land for ginseng production. Please revise or advise.

Response:  We have only developed 3% of our land resources. One-third was a typo in our disclosure that has been corrected.

25.
We note you revised disclosure in the last paragraph of page 5, in response to comment 17 of our letter dated Sept 3, 2010 and reissue that comment in part. Please clarify the statement that you purchased “approximately 72.5% of our needs from farmers”. Please also revise to clarify how the 27.5% of your ginseng needs not purchased from farmers was produced and acquired.

Response: We have been granted land use rights of 1,500 hectares (about 3705 acres) of land resources for ginseng planting by the local government. Currently, we have developed about 3% of our land resources. With regard to this 3% of land resource, a) we have hired employees to plant a portion of the 3% of developed land; b) we have entered into agreements with a number of local farmers, separately, whereby we provide seeds, fertilizer and land resources to the famers and they sell their ginseng to us.   Approximately 27.5% of our ginseng needs comes from the product which grow on the 3% of developed land.

The ginseng we purchased from the local farmers accounts for approximately 72.5% of our ginseng needs.

Pursuant to your comment, we are revising our disclosure on page [ ] of Form 10/A2 as follows:

“Sources and Availability of Raw Materials

Ginseng can only be cultivated under severely limited conditions demanding the almost perfect combination of terrain, altitude, and temperature.  The growth cycle requires 5-6 years and, once harvested, the land can not be used again for ginseng planting for at least 25-30 years.  Because the suitable lands for ginseng farming are very limited, the key to success in this industry is to control suitable land, as well as to continually develop techniques to increase production per acre.

We have been granted land use rights to 1,500 hectares (about 3705 acres) of land resources for ginseng planting by the local government.  Currently, we have developed about 3% of our land resources.

With regard to this 3% of our land resources we developed, we have hired our own employees to plant ginseng on part of the lands. Meanwhile, we have executed agreements with a number of local farmers to grow, cultivate and harvest Ginseng utilizing the remaining portion of the land resources.  Approximately 27.5% of our ginseng needs comes from the product which grow on the 3% of developed land. The farming contracts commenced in January 2008.  In connection with these agreements, we (1) lease sections of the Ginseng land to the farmers at approximately $1.5 (10 RMB) per square meter yearly, (2) provide the seeds and fertilizer to the farmers and clears the land of large debris. These costs are capitalized by the Company and included in the Ginseng Crop inventory, (3) pay the farmers a management fee of approximately $0.50 (4.00 RMB) per square meter and the farmers are required to produce Ginseng for each square meter that they manage. After harvest, we pay the farmers the market price, which is the price at which other non-affiliated purchasers purchase similar ginseng from other farmers, for their Ginseng.  If the harvest is below 2 kg per square meter, the difference will be deducted from the total payment for Ginseng purchased. If the harvest produces more than 2 kg per square meter, we pay $3.00 for every extra kg.  In fiscal year 2009, we purchased approximately 72.5% of our needs from farmers.”

26.
Please revise to clarify your statement in the last paragraph of page five that you pay your farmers a premium of $3 for every extra kilo they produce above the quotas you have set. For example, it is unclear whether this premium is in addition to the market price you pay the farmers for the ginseng they produce. Exhibit 10.5 does not reflect this as a separate fee. Instead it states that you pay the farmer”20 RMB per kilo for any excess quantities above 2kg/square feet”. If the described amount is not paid in addition to the market price per kilo, please clarify how this amount constitutes a “premium”. In addition, you refer to the lease amount as 1.5 RMB per square meter, but exhibit10.5 provides for a contracting fee of 10 RMB per square meter. Please reconcile.

Response:  In connection with lease agreements with local farmers, we (1) lease sections of the Ginseng land to the farmers at approximately $1.5 (10 RMB) per square meter, (2) provide the seeds and fertilizer to the farmers and clear the land of large debris. These costs are capitalized by the Company and included in the Ginseng Crop inventory, (3) pay the farmers a management fee of approximately $0.50 (4.00 RMB) per square meter and the farmers are required to produce Ginseng for each square meter that they manage. After harvest, we pay the farmers the market price, which is the price at which other non-affiliated purchasers purchase similar ginseng from other farmers, for their Ginseng.  If the harvest is below 2 kg per square meter, the difference will be deducted from the total payment for Ginseng purchased. If the harvest produces more than 2 kg per square meter, we pay $3.00 for every extra kg, which was within the market price range at the time we signed the lease. Therefore, pursuant to your comment, we have deleted “premium” in the registration statement. Also, we have changed the lease amount from 1.5 RMB to 10 RMB in our disclosure because we believe it was an error. Our revised disclosure shall be read as in our response to Comment 25 herein above.

27.	Please reconcile your statements in the last paragraph of page five that you pay market price to the farmers described, but in 2009 paid them a price “90%” of current market price.

Response: Pursuant to your comment, our revised disclosure shall be read as our response to Comment 25 herein above.

28.	Please clarify the length of time fresh ginseng can be placed in refrigerated storage and still be used in the production of your ginseng beverages.

Response: Pursuant to your comment, we have clarified the length of time fresh ginseng can be place in refrigerated storage and still be used in the production of our ginseng beverage. Our revised disclosure on page 7 of Form 10/A2 shall be read as follows:

“Inventory

Almost all of our ginseng is currently reserved for use by us in the manufacture of ginseng juice. Fresh ginseng can be placed in refrigerated storage for two years and still be used in the production of ginseng beverages.”

Ginseng Juice Sold in Cans, page 6

29.
We note your statements regarding your production of “organic” fresh ginseng drinks in the last paragraph of page six. Please revise your discussion of your ginseng farming techniques to provide additional detail on your “organic” farming techniques and how you plan on ensuring the farmers growing the ginseng comply with the “organic” requirements. Lastly, we note the references to fertilizer and pesticides on page 25.Please explain how your ginseng harvests have been organic given these costs.

Response: Pursuant to your comment, we have revised our registration statement and removed all the reference of “organic” fresh ginseng drinks.

30.
We note your reference to your wine and its pricing in the first paragraph of page seven, it is unclear why you include this information here. Please remove this reference to the appropriate location under wine, starting on page eight.

Response:  Pursuant to your comment, we have removed this reference. Our revised disclosure on page [ ] shall be read as follows:

“Canned Ginseng Juice

We are selling  the following two products:

•	Ganzhi Ginseng Beverage, Approval No. State Food & Drug Administration G20090249
☐
•	Ganzhi American Ginseng Beverage, Approval No. State Food & Drug Administration G20090208

To produce canned ginseng juice, we take ginseng juice extracted from fresh ginseng as the main material plus natural extracts like xylitol, citric acid and steviosides as subsidiary ingredients.  We have farming technician periodically inspect farmers to ensure they follow our growing guidelines to control the quality of the fresh ginseng.  We use low residue pesticide and biodegradable fertilizer for ginseng planting. And we use xylitol instead of sugar to lower calories.  Further, products made with xylitol do not cause a sour taste.

Currently, there are about 10 kinds of ginseng drinks on the market; all of them are imported from Korea.  The price range for those products is 4 –30 RMB per can (about USD $0.60-$ 4.51).

…”

31.
Please identify the competitors, referenced in the second sentence of the second paragraph of page seven, whose labels indicate that they use extraction of ginsengside to produce their ginseng beverage products.  Provide clear disclosure, if true, that other competitors use an extraction method similar to the company.

Response:  Pursuant to your comment, please find our revised disclosure on page 20 as follows:

“Competition

Ginseng Beverage

In the market there are about 10 kinds of ginseng beverage listed as following. The prices of these products range from approximately $0.60 to $4.51 per bottle. However, we have noticed that there is little advertisement and promotion  currently in the  China market and the sales of ginseng drinks are limited.  There hasn’t been a leading brand of ginseng beverage appearing in the China market yet.

Name of Ginseng Beverage	Producer

Nuzheng Ginseng Beverage	Benxi Huabao Ginseng Products Limited, Inc.

Korean Red Ginseng Beverage	Korean Red Ginseng Drink Limited, Inc.

Sengniu Ginseng Beverage	Jinlin Jingtong Food Beverage Limited, Inc.

Renyushu Ginseng Beverage	Jinlin Yanqing Renyushu Beverage Limited, Inc.

Loufan Natural Ginseng Beverage	Loufan Natural Ginseng Limited, Inc.

Korean Gaoli Ginseng Beverage	Korean Gaoli Ginseng Beverage Limited, Inc.

Jierun Changbai Mountain Ginseng Beverage	Changbai Mountain International Group, Inc.

Liyuan Ginseng Beverage	Jiazhou Ginseng Drink

Jingtian Ginseng Beverage	Jingtian Ginseng Limited, Inc.

Tianwangxing Ginseng Beverage	Zhongshanshi Meitai Supplement Limited, Inc.

As we have just  commenced sales of these products, we are a small competitor in the market.  Some of our competitors have greater financial and personnel resources and all have achieved greater market penetration than we have.

We believe we have some competitive advantage in the China market due to the technology we use in ginseng beverage production.  Based upon reading of competitors’ labels, all of their ginseng drinks are produced by blending after extracting ginsenosides through chemical methods. The extraction for ginsenosides will cause damage to its nutritional components.  Our technology is different from that method.  We squeeze out the natural juice from fresh ginseng. However, our drink formula enables us to use refrigerated ginseng as raw material to produce canned ginseng juice and still able to maintain its freshness in final products  The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.  This patent was issued on January 23, 2008 and expires 20 years after issuance. In order to store the fresh ginseng, we rent a refrigerated warehouse (-20 C degree) to store all fresh ginseng and we currently have fresh ginseng inventory to produce our canned ginseng juice for three months after we commence production.”

Distribution Method, page 7

32.
We reissue comment 20 from our letter dated Sept 3, 2010. Please provide a more detailed discussion of the planned distribution method for your planned ginseng drink business and the planned wine business. See item 101(h)(ii) of Regulation S-K. Describe in greater detail the distribution network and disclose the material items of the distribution agreements. Please file as exhibits any material distribution agreements, as the form of the agreement files as exhibit 10.14 omits several material terms.

Response:  We distribute our ginseng beverage and will distribute our wine through Huamei using the same distribution method and same form of distribution agreement. We plan to recruit one general distributor in each city through Huamei and the general distributor can recruit the second level distributors. We have started negotiating distribution and sales agreements with potential general distributors. We are using a form of distribution agreement for general distributors, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed 10 ginseng beverage distributors and 1 wine distributor through Huamei. The form of the distribution agreement is incorporated herein by reference and is filed as Exhibit 10.14.

In addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sales will target customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourist attractions, airport and high speed trains, etc.

However, please note that because the size and population of each city varies, the amount each general distributor is able to distribute varies. All of our distribution agreements are entered into on a city-to-city basis, which is customary in the beverage and wine industry. Depending on the market demands, the distribution channels each general distributor has, and other marketing conditions, the purchase amount and price of our ginseng beverage or wine we enter into with a given general distributor varies.

According to Item 601 (b)(10)(ii) of Regulation S-K,  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to be material extent;…”, we believe these distribution agreements we entered into have been made in the ordinary course of business. For each contract, it is immaterial in amount or significance as we are not selling the major part of market demands of our products and our business is not substantially dependent on any one distribution contract. Therefore, we hereby confirm that we currently do not have any material contracts for recruiting general distributors for our ginseng beverage and wine that meet the criteria listed in Item 601(b)(10)(ii)(B) of Regulation S-K.

However, we are providing each general distributor, a form of contract including terms such as delivery, transportation, method of payment, assessment, award of distributors.  In each contract, distribution area, purchase price and amount is specified based on the market demands, distribution channels in that area and the negotiated terms we had with the general distributor. Though we do not believe that we currently have any material purchase contract for raw materials as described in Item 601 (b)(10)(ii) of Regulation S-K, we are filing the form of distribution agreement as Exhibit 10.14 and please find our revised disclosure in our response to Comment 33 herein below.

33.
Please clarify whether the binding agreements listed on page eight also apply to your distribution of wine. For example, the last three paragraphs on page seven give the impression that the distribution Methods section addresses both ginseng and wine distribution, but the last paragraph under Distribution Methods on page nine appears to indicate that you have no binding agreements for the distribution of wine.

Response:  We have adopted the same distribution method for ginseng beverage and wine distribution. We currently have signed ten general distributors for our ginseng beverage distribution and one general distributor for our wine distribution using the same general form of distribution agreement. We intend to continue using this form of contract when we recruit any general distributor for ginseng beverage and wine distribution. Pursuant to your comment, we have revised our disclosure on page 8 as follows:

“Canned Ginseng Juice

…

Distribution Methods

There are 667 cities in China, we plan recruit one general distributor for canned ginseng juice in each city through Huamei.  The general  distributor can recruit the second level distributors.   Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started  negotiating distribution and sales agreements with potential general distributors. We are using a form  of distribution agreement  for general distributors, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed 10 distributors through Huamei. The form of the distribution agreement is incorporated herein by reference and is filed as Exhibit 10.14.

Name of Distributor	Distribution Territory

Ma Yan	Baotou City, Inner Mongolia
Liu Jianxia	Ordos City, Inner Mongolia
Gao Hong	Huhehaote City, Inner Mongolia
Li Hua	Autonomous Region, Inner Mongolia
Zhang Jiajiang	Zhenzhou City, Henan Province
Li Zongfeng	Guangzhou City, Guangdong Province
Wang, Guijie	Liaoyuan City, Jilin Province
Jiang, Linchun	Distributor of Shanxi Province
Wang, Jianjun	Daqing City, Heilongjiang Province
Wang, Hongjuan	Qin Huangdao city, Hepei Province

The agreements also provide:

•
Distributor is only authorized to sell in the channels of selling in real shops, promotion and team buying. For guaranteeing the unified pricing system and the fair competition among agents, Distributor is not allowed to sell goods by means of E-commerce (to sell on the internet )

•	We guarantee the quality of the goods is entirely consistent with the standards for relevant State food production, safety and hygiene and agrees to bear Distributor’s loss caused by quality problems.

•	We agree to support products publicity and marketing provided that the plan will not affect the our website.

•
Distributor is obliged to supply the legal business license, copy of tax Registration Certificate and all the formalities related to signing with us.  Distributor is obliged to protect the enterprise image, goodwill and brand with us.  Distributor shall supply the monthly report of selling activities in writing to us which should describe the sales data, activities, sales analysis and plans in details.

•	If any of products are not fit for distribution in selling regions within three months, Distributor has the right to exchange products in order to meet the market demand.

•
We shall deliver goods within 7 working days from the date that received the order and payment was made in full. The long-distance freight of goods to Distributor’s city of territory is to be borne by us, insurance and local short-haul freight are to be borne by Distributor.

•	We offer the following incentive awards: The principle of award shall be the accumulative purchase amount, if the total purchase amount for a year (January 1 to December 31) reaches:

•
Over 500 thousand—1 million RMB, Distributor will receive year-end rebate of one percent of the total purchase amount, in addition, take part in the overseas travel once for one person to Singapore, Malaysia and Thailand organized by Company.

•	Over 1 million—3 million RMB, rebate of 1.5 percent of the total purchase amount, in addition, take part in the travel once for two persons to Singapore, Malaysia and Thailand.

•	Over 3 million RMB, rebate of 2 percent, and take part in the travel once for three persons to Singapore, Malaysia and Thailand.

•	Other termination provisions include:

•	If Distributor tampers with products pricing system, or against carrying out our sales and promotion plans.

•	If Distributor contravenes or doesn’t fulfill the provisions of this agreement, or creates adverse effects on us.

•	If Distributor isn’t in negotiations with us and takes the unilateral decision to pull out.

•	Distributor is called a correction by the government departments or is revoked the business license

•
In the event of a breach of any of the provisions of this Agreement by one party, the other party does not get satisfactory reply during ten days from the time making accusations in writing, aggrieved party has the right to release the agreement by one side only and pursue the direct and indirect loss, damage and expenses (including, without limitation, attorney fee, arbitration or legal fee, financial expenses and travel expenses etc.) from responsible party.

Sources and Availability of Raw Materials

We will obtain the fresh ginseng for beverage production from two sources, self-planted ginseng and the ginseng sold to us by farmers  in accordance with the contracts we entered into with them.

Seasonality

There is no seasonality for sale of ginseng beverages.

Wine

…

Distribution Methods

There are 667 cities in China, we intend to recruit one general distributor for wine in every city.  The city level distributor can recruit the second level distributors.  Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. On November 16, 2010, we entered into a distribution and sales agreement with Beijing Huayang Shenbang Trading Ltd (“Beijing Huayang”) whereby Beijing Huayang shall act as our general distributor of our wine in Beijng area from November 16, 2010 to November 15, 2013. According to the agreement,  Beijing Huayang is authorized to sell in the channels of selling in real shops, promotion and team buying and to enter with distribution agreement with second level distributors in Beijing area. However, in no circumstance, Beijing Huayang shall sell or distribute our wine with a price less than the price we offered. Beijing Huayang shall have minimum annual sales of RMB 3,000,000 (about UDS $451,242) and shall receive bonus at certain percentage of sales exceeding the minimum sales. We used the same  form of distribution agreement we use for our beverage distributors when entering into agreement with Beijing Huayang which carries the similar terms of contract as we disclosed above herein in the Distribution Methods of Canned Ginseng Juice. In addition, we intend to use the same form of distribution agreement when we recruit any general distributor for our wine, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed one distributor Beijing Huayang through Huamei using the same form of contract Huamei used to for distribution of ginseng beverage which is incorporated herein reference and is filed as Exhibit 10.14.

…”

34.
Please provide a more detailed discussion both in this section and in the section discussing your planned wine business, to provide more specificity regarding the time frame for implementing each stage of business development, when you plan to commence selling your proposed products, the expected costs, and anticipated source(s) of funding.

Response:  We have started production of ginseng beverage in August, 2010 and sales in October, 2010, which will be reflected in our financial statement for the three months ended December 31, 2010, respectively. We currently have signed ten general distributors for our ginseng beverage and received approximately $130,126 deposit from these ten distributors. We plan to start production of wine in March, 2011 and sales in April, 2011. We currently have signed one general distributor for our wine in the Beijing area and received approximately $29,985 as a deposit from this distributor. As of the date of this registration statement, we have raised approximately $2 million through a Regulation S private placement and we plan to use most of the proceeds in our production and marketing of ginseng beverage and wine.  Pursuant to your comment, we have revised our disclosure to provide the above mentioned information.

Wine, page 8

35.
Please clarify the duration of your contract with Jinyuanshan winery. In addition, the contract only provides for Jinyuanshan Winery producing two type of wine. Your disclosure refers to three different wines. Please reconcile.

Response: The term of our contract with Jinyuanshan winery is three years, from May 20, 2009 to May 19, 2012.  Our recent market research shows that there is a higher demand for Pearl in the Snow and ice wine in the current China market, therefore, we have updated our business plan to limit our production to two different wines in initial stage of wine business. When we signed the producing contract with Jinyuanshan winery, we only contracted for production of Pearl in the Snow and ice wine. Pursuant to your comment, we have revised our disclosure on page 10 to reflect this change of our wine business plan as follows:

“Wine

We plan to sell two kinds of wine at the anticipated sale prices as follows:

Bingqing ice wine	RMB 388 (about USD $	58.36)	/per bottle
Pearl in the Snow (Red)	RMB 88 (about USD$	13.24)	/ per bottle

The anticipated sale prices are based on management’s knowledge of the market price of similar quality wine from Changbai Mountain and costs of raw materials, processing, management, facilities and distributions available to us.  However, we might adjust the sale prices after we start the production and sales..

Our grapes grown on 750 acres of land leased from a group of individual farmers, paying approximately $37.50 per acre a year for 15 years.  This lease expires on December 31, 2014.   We have adequate and suitable land for growing grapes.  Our vineyard locates in Ji’An City, Jilin Province, North Latitude 41 degree with  average temperature 7.5C, annual precipitation 800mm-1000mm, frost free period 150 days out of a year.  Ji’An is the largest grape growing area in Asia. Our current estimated grape production is 565 tons annually.

We plan to start production of wine in March, 2011 and sales in April, 2011. We have a written production agreement with Tonghua Jinyuanshan Winery (“Tonghua Winery”) to produce wine for us from May 20, 2009 to May 19, 2012. Under the terms of the agreement, we provide Tonghua with grape juice, bottling supplies and packaging supplies, and Tonghua produce and bottle the wine with a charge of approximately $0.15-0.22 per bottle ( approximately $0.15  a bottle for processing red wine and approximately $0.22 per bottle for processing ice wine)…”

36.	As previously requested in comment 22 from our latter dated Sept 3, 2010, please explain how you arrived at the prices for your wine when you have not yet commenced production.

Response:  We have already grown and crushed the grapes from our vineyards and have the juices reserved.  We have contracted for the production of the wine.  According to the contract, we shall provide Tonghua Jinyuanshan Winery with grape juice, bottling supplies and packaging supplies; pay Jinyuanshan Winery RMB 1 (about UDS $0.15)  per bottle for processing red wine and RMB 1.5 (about UDSD $0.22) per bottle for processing ice wine.   All of our products will be sold through Huamei. Because the final processing period of each bottle of wine is short,   we have to estimate the sale price for purpose of recruiting general distributors, though we have not yet commenced the production of wine. This is customary in the wine industry. We are able to reach our sale price based on the costs of raw materials, processing, management, facilities and distribution which are available to us and the research of the market price of similar types of wine from Changbai Mountain. Pursuant to your comment, our revised disclosure on page 10 shall be read as follows:

Wine

We plan to sell two kinds of wine at the anticipated sale prices as follows:

Bingqing ice wine	RMB 388 (about USD $	58.36)	/per bottle
Pearl in the Snow (Red)	RMB 88 (about USD$	13.24)	/ per bottle

The anticipated sale prices are based on management’s knowledge of the market price of similar quality wine from Changbai Mountain and costs of raw materials, processing, management, facilities and distributions available to us.  However, we might adjust the sale prices after we start the production and sales.
…”

37.
We note your response to comment 24 of our letter dated Sept 3, 2010 and reissue the comment in part. Please provide additional details on how you reserved the 965 tons of grape juice for fermentation, how many tons, if any, of fermented grape juice you currently have and details concerning the harvesting cycle of grapes. In this regard, also address the sales of your 2008 grape harvest as described in the first paragraph of page 25.

Response:  We reserve grape juice in 16 stainless holding tanks and we currently have reserved 1,170 tons of grape juice for fermentation. As of June 30, 2010, we have 965 tons of fermented grape juice. The harvesting cycle of grapes takes around 5 months; we plant in April and harvest in the middle of September. We did not sell any of our 2008 grape harvest and believe that was meant to be a reference to the sales of our 2010 grape harvest. Pursuant to your comment, our revised disclosure on page 10 and page 29 shall be read as follows respectively:

“Production Methods

Wine is produced by fermenting crushed grapes using various types of yeast. Yeast consumes the sugars in the grapes and converts them into alcohol. As of June 30, 2010, Tonghua has reserved 1,170 tons of grape juice for fermentation stored in 16 stainless holding tanks. As of June 30, 2010, we have 965 tons of fermented grape juice. The harvesting cycle of grapes take around 5 months, we plant in April and harvest in the middle of September. Last autumn we harvested 562.5 tons grapes in average and produced 281 tons of juice.  We let the juice ferment for 40 days and  sealed it in barrels in December.”

…

“The company generated $58,589 in revenue from the sale of grapes for the year ended June 30, 2010. This was the first year the company sold grapes following the 2008 purchase of the vineyard.   The Company decided to sell the 2010 harvest to generate cash.”

38.	Please revise to include a statement regarding the suitability and adequacy of the land you currently use to grow grapes, particularly in terms of production capacity. See Item 102 of Regulation S-K.

Response:  Pursuant to your comment, we have provided the requested information in our disclosure on page 10 as follows:

“Our grapes grown on 750 acres of land leased from a group of individual farmers, paying approximately $37.50 per acre a year for 15 years.  This lease expires on December 31, 2014.   We have adequate and suitable land for growing grapes.  Our vineyard is located in Ji’An City, Jilin Province, North Latitude 41 degree with  average temperature 7.5C, annual precipitation 800mm-1000mm, frost free period 150 days out of a year.  Ji’An is the largest grape growing area in Asia. Our current estimated grape production is 565 tons annually.”

Intellectual Property, page 10

39.
We note your response to comment 25 of our letter dated Sept 3, 2010 and reissue that comment in part. Please provide a clarification as to what these certifications mean. Also, clarify the renewal process. Lastly, if true, please also specify that SFDA approval is required for you to sell your American Ginseng Beverage. See the fourth paragraph of this section on page 10.

Response:  Pursuant to your comment, we have revised our disclosure of Intellectual Property on page 11-12 as follows:

“Intellectual Property

We rely primarily on a combination of patent, certificates and administrative protections to safeguard our intellectual property.

The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.  This patent was issued on January 23, 2008 and expires 20 years after issuance.

Although our other products have no patent protection, our two types of ginseng beverages have been certified as PRC domestic healthcare food by SFDA (State Food and Drug Administration) and received approval certificates (“GMP Healthcare Food Certificate”) from the SFDA, each of which is valid for a term of 5 years and renewable at the expiration thereof.  According to the Rules for Administration over Registration of Healthcare Food (Trial Implementation) issued by SFDA on April 30, 2005, the healthcare food applying for GMP Health Food Certificate refers to such food as claimed to have special health function or focuses on supplementing vitamins or minerals, that is, food which is suitable for special population, has function of regulating the institutions instead of treating diseases, and will not bring any acute, sub-acute or chronic damages to the body.  The application for registration of healthcare food shall be subject to an examination and approval process in which the SDFA evaluates and examines systematically the safety, effectiveness, quality controllability as well as the specifications of the healthcare food being applied for registration and make a decision as approving the registration or not according to the application and based on the lawful procedures, conditions and requirements. The food for the application of GMP Healthcare Food Certificate shall be produced in the workshop conforming to the Good Manufacturing Practice on Healthcare Food (“GMP”), and the processing hereof shall satisfy the provisions of the GMP. GMP emphasizes the manufacturing quality standard and health/safety standard requirements. It presents mandatory standards used in pharmaceutical and food industries. It requires business entities to comply with the standards in all areas: raw materials, personnel, facility equipments, production lines, packaging, transportation. logistics, etc. The SFDA approval can be renewed every 5 years. As of the date of this filing, we have following GMP certificates and SFDA approval:

a.	GMP certficiate for Jilin Ganzhi Beverage Company, Approval #077 issued on November 13, 2007 by Jilin Province Health Bureau.
b.	SFDA approval for Ganzhi Ginseng Beverage, No. SFDA G20090249 issued by the State Food & Drug Administration on 05/31/2009
c.	SFDA approval for Ganzhi American Ginseng Beverage, No. SFDA G20090208 issued by the State Food & Drug Administration on 5/27/2009 which is valid for five years.”

Regulatory Environment, page 10

40.
We note your statement in the last sentence of the second paragraph on page 12 regarding future revenues denomination in currencies other than the US dollar. Please clarify this statement in light of the denomination of your past and current revenue, and reasonably expected future revenues.

Response: Pursuant to your comment, we have revised our statement on page 13 as follows:

“Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of China’s State Administration of Foreign Exchange. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), Foreign Investment Entities may purchase foreign exchange without the approval of the State Administration of Foreign Exchange for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by the State Administration of Foreign Exchange, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment entities to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC are still subject to limitations and require approvals from the State Administration of Foreign Exchange.

On July 21, 2005, the PRC government changed its decade old policy of pegging its currency to the U.S. currency. Under that policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. However, the PRC government decided to repeg the Renminbi to U.S. Dollars in response to the financial crisis in 2008.  On June 19, 2010, China ended the peg of Renminbi to the U.S. Dollar which allowed a greater flexibility of its exchange rate.  There remains significant international pressure on the appreciation of the Renminbi against the U.S. Dollar.

We have  evaluated the determination of our  functional currency based on the guidance in ASC Topic, “Foreign Currency Matters,” which provides that an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash. On our own, our stock is traded on Over-the-Counter Pink Sheet and we are U.S. listed company, which has financed itself in U.S. dollars and pays its own operating expenses primarily in U.S. dollars. Therefore, our functional currency is the U.S. dollar in accordance with the guidance in ASC 830-10-85-5.

While the Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes, the subsidiaries within the Company maintain their books and records in their respective functional currency, being the primary currency of the economic environment in which their operations are conducted. Because our past and current revenue from our subsidiaries are denominated in Renmibi, assets and liabilities of a subsidiary with functional currency other than U.S. Dollar are translated into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income. To the extent any of our future revenues are denominated in currencies other than the United States dollar, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results since operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.”

41.
We note your response to comment 27 of our letter dated Sept 3, 2010. Please revise your discussion under Regulation on the Sale of Wine on page 17 to address all material laws and regulations, rather than just the “two most critical pieces of legislation”.

Response :  Pursuant to your comment, please find our revised disclosure on page 17 as follows:

“Regulation on the Sale of Wine

The material regulations for the standards of wine in China are the wine standard (GB 15037) and the wine labelling law (GB 10344) both of which are administered by General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China which have the following requirements:

☐
The name of the product is mandatory in China. The words ‘grape wine’ should be sufficient. However, it is advisable to qualify this with ‘red’, ‘white’, ‘sparkling’, ‘semi-sparkling, ‘fortified’, ‘sweetened fortified’ etc. As wine can be considered to be made from a single raw material, it should be exempt from the requirement for ingredient listing. Nevertheless, sweeteners, preservatives and added color (legal in the case of fortified wine only) need to be declared.

☐
The alcohol format is prescribed in Chinese regulations. The alcohol statement should be in the form ‘Alcoholic strength xx.xpercent vol’. The tolerance between the actual and the stated alcohol is +/- 1.0percent.

☐	The volume statement must appear on the label. The statement must be on the same display panel as the word ‘wine’.

☐	A country of origin statement is mandatory. The date of bottling is required on Chinese labels.

☐	Wines with an alcohol content of 10 percent or less are required to include a minimum durability date. Wines over 10 percent alcohol are exempt from this requirement.

☐	The product type is mandatory for China. This can be indicated by the actual sugar content or by the category.

With a view to regulate the sale of wine, the Ministry of Commerce of the PRC (“MOFCOM”) issued Measures for Administration of Alcohol Circulation (the “Circulation Measures”) on November 7, 2005. According to the Circulation Measures, an entity or individual that engages in wholesale or retail of alcohol (collectively “Alcohol Operator”) shall, within 60 days as of collecting a business license, handle the archival filing and registration in the administrative department of commerce at the same level as the administrative department for industry and commerce where the registration is handled according to the principle of territorial administration. An Alcohol Operator (supplier) shall, when undertaking any wholesale of alcoholic goods, fill in the Form for Registration of Alcohol Circulation (“Registration”) and record the information on the circulation of alcoholic goods in detail.  The Registration shall follow the whole course of alcohol circulation, be bundled with the goods and comply with the information on goods so as to realize the traceability of the circulation information throughout the course from the day when alcoholic goods leave the factory to the point of sales terminal. In addition, an Alcohol Operator shall mark and sell the bulk alcohol in a fixed place. Any mobile sale of bulk alcohol is prohibited. An alcohol operator shall not sell any alcoholic goods to any minor and shall indicate this in an eye-catching position in its business place.

With a view to regulate the import and export of commodity or technology (including wine), the MOFCOM issued the Measures for Registration for the Record of Foreign Trade Operators (the “Registration Measures”) on June 25, 2004. The Registration Measures, which entered into effect on 1 July 2004, are based on the revised Foreign Trade Law of the PRC and specify registration rules applicable to operators of commodity or technology import-export business (“Foreign Trade Operators”). Under the Registration Measures, Foreign Trade Operators need to carry out registration for the record with the MOFCOM or the local commerce administrations authorised by it (“Local Registration Authority”). However, operators which have obtained the qualification to operate commodity or technology import-export business prior to the effectiveness of the Registration Measures are exempt from the registration requirement unless they wish to operate outside of the already approved scope of operation.  A Foreign Trade Operator should normally register with the Local Registration Authority. Upon receiving the application documents, the Local Registration Authority must complete the registration and return the stamped registration form within five days. The Foreign Trade Operator then has thirty (30) days to complete the relevant formalities with the local customs, inspection and quarantine, foreign exchange, tax, etc. authorities.

We are and anticipate that we will be in full compliance with aforementioned regulations and do not anticipate that they will have any significant impact on our business as such.

Only SFDA and MOFCOM are required for the sale of our wine. Penalties would be levied upon us if we fail to comply with or adhere to and maintain certain standards or requirements as specified above. Such failure has not occurred in the past, and we generally do not anticipate that it may occur in the future, but no assurance can be given in this regard.

Excepted mentioned above, there is no special regulations that restrict sales of our wine externally, and we do not need other pre-approval for export.  Each foreign country has different standards for importing our products; in the US for example requires FDA approval, which we do not have and thus do not export our wine to the US.  The company has no short-term plans to expand its wine export to countries outside China.

As noted above, we have all other necessary regulatory approvals to manufacture and sell our wine in China.”

Competition, page 18

Ginseng, page 18
42.
We note your disclosure in this section regarding your competition with other ginseng producer. It is unclear how you compete with such producers given your disclosure of your significant shift away from selling dried or fresh ginseng. Please revise or advice. In addition, as previously requested in comment 28 from our letter dated Sept 3, 2010, please provide the basis for management’s belief that it is ranked in the middle of the competitors. Also, provide the basis for your statement that the shift in business will not impact your ranking. Your competitive position in the ginseng market has already changed dramatically due to your storing the ginseng for your proposed business, as opposed to selling in the ginseng market. Lastly, there is no guarantee that you will be able to generate the revenue with the ginseng drink business that you did with the ginseng business. Please revise the disclosure accordingly.

Response: As we have recently shifted our focus of business from sales of ginseng to ginseng beverage and wine, we are not currently a viable competitor in the ginseng market. However, we believe that as we implement our new business strategy, we will be better able to compete with existing ginseng beverage products.  In order to implement our changed strategy, we have begun to take several steps.  First, we have stored most of fresh ginseng we plant or we purchased from the local farmers who have lease agreement with us for ginseng beverage production. Second, for some ginseng not qualified as raw material of ginseng beverage, we sell it to the market. However, that is only a small portion of the ginseng we grow or purchase and these products do not have competitive quality and advantage in the ginseng market. Third, if we are able to purchase ginseng with a price lower than market price, we will take orders from customers. However, this kind of sale is made on order-to-order basis and is subject to our ability to purchase ginseng with a lower price. Thus, we believe we are no longer in a competitive position in the ginseng market. Pursuant to your comment, we have revised our disclosure on page 21 as “As we have just commenced sales of these products, we are a small competitor in the market.  Some of our competitors have greater financial and personnel resources and all have achieved greater market penetration than we have.”  In addition, we have included in our filing that “as we are in the initial stage of ginseng beverage business, we cannot assure the demands for our ginseng beverage will be profitable in the short term and there is no guarantee that we will be able to generate the revenue from the  ginseng beverage business” on Page 24.

Management’s Discussion and Analysis, page 20
43.
We issue comment 31 of our letter dated Sept 3, 2010. We believe your MD&A section could benefit from expanded “Overview” section that offer investors an introductory understanding of China Ginseng Holdings. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being  taken to address the same, For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to : http://www. sec.gov/rules/interp/33-8350.htm. See also, item 303 of Regulation S-K.

Response:  Pursuant to your comment, please find our revised disclosure on page 22 as follows:

“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Our company, China Ginseng Holdings Inc., was incorporated on June 24, 2004 in the State of Nevada.  The company conducts business through its four wholly owned subsidiaries located in Northeast China.  We have been granted 20 year land use rights to  3,705 acres of lands by the Chinese government for ginseng planting and we control through lease approximately 750 acres of grape vineyards.

Since our inception in 2004, we have been engaged in the business of farming, processing, distribution and marketing of fresh ginseng, dry ginseng, ginseng seeds, and seedlings.  In March 2008, we acquired Tonghua Linyuan Grape Planting Co, to plant wild mountain grapes. Starting in August 2010, we have gradually shifted the  focus of our business from direct sales of ginseng to canned  ginseng juice production and wine production.

Since we shifted the focus of our business into the ginseng beverage business, and the wine business, we have started to store our raw material and sell very limited self-produced ginseng. We also purchase ginseng form outside sources, and then resell them to generate revenue and those sales are based on the order from the market. However, due to the global recession and local market conditions, demand for ginseng exports declined beginning in 2008, creating a significant oversupply in China. All those factors caused us to have losses in 2009 and 2010. In addition, our new business is in the initial stages, we need to spend capital to promote our new products, and develop our marketing niche. There is no assurance that there will be sufficient demand for our beverages and wine to allow us to operate profitably in the short term. Our auditors have determined that we do not currently have sufficient working capital necessary and have raised substantial doubt about our ability to continue as a going concern. On June 30, 2010, the cash balance on hand for the Company was about $171,111.

In order to meet the challenge, we are taking the following actions:
•	We raised capital to support our operation through a Regulation S private placement
•	We are recruiting distributors for ginseng beverage and wine products and we intend to recruit one general distributor for ginseng juice and one for wine in every city in which we sell our products

Although, China Ginseng Holdings hasn't generated any revenues from its ginseng beverage and wine businesses, we believe there is future potential due to the fact that the (i) the China Ginseng market is recovering now, (ii) the demand and the price is in the uptrend due to Chinese government restrictions on the amount of land available for ginseng farming (land under our Company’s control was not affected by the government restrictions), and (iii)  as of the date this filing, we have already entered into binding agreements with nine distributors for our  beverage in different cities.

As the impact of the shift in the focus of our business away from the ginseng business and into the ginseng beverage business, and then the wine business is uncertain, our past revenues and other financial results will not provide a meaningful basis for future performance given the material change in our business and there is no guarantee that we will be able to attain profitability in the foreseeable future .

Our Subsidiaries:

Our business in China is currently conducted through the above four wholly owned subsidiaries located in Northeast China, the current operational status of each of these businesses as of the date of this filing  is as follows:

•	Yanbian: planting ginseng for use as raw material in our ginseng beverage and selling ginseng to the market if the ginseng produced is not qualified to be used for ginseng beverage
•	Ganzhi : processing fresh ginseng and canned ginseng
•	Tonghua: growing grapes and reserving grape juices for wine production.
•	Huamei: sale department of our ginseng beverage and wine

As of the date of this filing, each of our four subsidiaries operates as an essential  part of our integrated business and  all of our businesses are operational.

Our Products:

Previously, through Yanbian, we focused on the farming, processing, distribution and marketing of Asian and American Ginseng and related byproducts in the following varieties:

•	Fresh Ginseng: For pharmaceutical, health supplement, cosmetic industry and fresh consumption.

☐	•	Dry Ginseng: Dried form for pharmaceutical and, health supplement consumption.

☐	•	Ginseng Seeds: Selling of ginseng seeds.

•	Ginseng Seedling: Selling of ginseng seedling.

Ginseng's growing cycle is from April to September, six months a year.  Normally we sow the seed in April and harvest in September and October. Ginseng seeds are obtained after the blossom in Autumn, the seed can be sowed in September or next Spring, it takes 10 days to germinate and the growing cycle for seedling is 10 days. For ginseng, every hectare can harvest 18 to 20 kg ginseng. As of June 2010, the planting area for ginseng is 443830 square meter.

Since August 2010, we have gradually shifted our business focus from direct sale of ginseng and ginseng byproducts to production and sale of canned ginseng juice and wine.

Through Ganzhi, we are  producing two types of canned ginseng juice.

•      Ganzhi Asian Ginseng Beverage
☐
•      Ganzhi American Ginseng Beverage

In addition to canned ginseng guice, we have started our focus on wine production.  We have already grown and crushed the grapes from our vineyards and have the juices reserved.  We plan to start wine production in March, 2011 and sales in April, 2011. We have contracted for the production of the wine.

We plan to produce and sell two kinds of wine:

•	Bingqing Ice Wine

•	Pearl in the Snow (Red)

New Focus of Our Business

Canned Ginseng Juice

Currently, there are about 10 kinds of ginseng drinks on the market; all of them are imported from Korea.  The price range for those products is 4 –30 RMB per can (about UDS $0.60-$ 4.51).

The most important component of ginseng is ginsenoside. Based upon reading of competitor labels, all of their ginseng drinks are produced by blending after extracting ginsenosides through chemical methods. The extraction for ginsenosides will cause damage to its nutritional components.  Our technology is different from that traditional method.  We squeeze out the natural juice from fresh ginseng as the main material plus natural extracts like xylitol, citric acid and steviosides as subsidiary ingredients. We have farming technician periodically inspect farmers to ensure they follow our growing guidelines to control the quality of the fresh ginseng.  We use low residue pesticide and biodegradable fertilizer for ginseng planting. And we use xylitol instead of sugar to lower calories.  Further, products made with xylitol do not cause a sour taste.

The reason direct squeezing is not commonly used in canned ginseng juice is that it needs fresh ginseng as a raw material and preservation of fresh ginseng is very difficult. However, our drink formula enables us to use refrigerated ginseng as raw material to produce canned ginseng juice and still able to preserve its freshness in final products  The drink formula for our ginseng beverages is a registered patent approved by the Chinese government, patent number ZL 03111397.6.  This patent was issued on January 23, 2008 and expires 20 years after issuance.

In order to produce canned ginseng juice, we store our fresh ginseng in refrigerated warehouse space. We are currently renting a refrigerated warehouse (-20 C degree) to store all fresh ginseng inventory necessary for production of the ginseng beverages.   Monthly rent for refrigerated warehouse is RMB 4,500 (about  USD $676.86) . We commenced production in August 2010 and sales in October, 2010 which will be reflected in our financial statement for the three months ended December 31, 2010. However, as we are in the initial stage of ginseng beverage business, we cannot assure the demands for our ginseng beverage will be profitable in the short term and there is no guarantee that we will be able to generate the revenue from ginseng beverage business.

We own the production plant.  The plant is certified by the Chinese government as a Good Manufacturing Process facility, which is required for our production of these products.  Good Manufacturing Process standards cover organization and personnel, building and facilities, equipment, materials, hygiene and sanitation, validation, documentation, production management, quality management, production distribution and recall, complaints and adverse reactions report, and self-inspections.

Wine

Our grapes grown on 750 acres of land leased from a group of individual farmers, paying approximately $37.50 per acre a year for 15 years.  This lease expires on December 31, 2014.   We have adequate and suitable land for growing grapes.  Our vineyard locates in Ji’An City, Jilin Province, North Latitude 41 degree with average temperature 7.5C, annual precipitation 800mm-1000mm, frost free period 150 days out of a year.  Ji’An is the largest grape growing area in Asia. Our current estimated grape production is 565 tons annually.

Grape growing cycle is from April to September, five-six months a year. For grapes, every acre can produce 1500 kg grapes annually and we have planting area for grapes approximately 750 acres as of June 30, 2010.

As of the date of this filing, Tonghua has reserved 1,170 tons of grape juice for fermentation stored in 16 stainless holding tanks. The harvesting cycle of grapes take around 5 months, we plant in April and harvest in the middle of September. Last autumn we harvested 562.5 tons grapes in average and produced 281 tons of juice.  We let the juice ferment for 40 days and  sealed it in barrels in December.

We plan to start production of wine in March, 2011 and sales in April, 2011. We have a written production agreement with Tonghua Jinyuanshan Winery (“Tonghua Winery”) to produce wine for us from May 20, 2009 to May 19, 2012. Under the terms of the agreement, we provide Tonghua with grape juice, bottling supplies and packaging supplies, and Tonghua produce and bottle the wine with a charge of approximately $0.15-0.22 per bottle ( approximately $0.15  a bottle for processing red wine and approximately $0.22 per bottle for processing ice wine).

Distribution

We intend to recruit one general distributor for our products of ginseng beverage and wine in every city.  The city level distributor can recruit the second level distributors.  Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. Currently, we have signed 10 general distributors for our ginseng beverage and 1 general distributor for our wine.

Competitive environment

The market for ginseng products  and wine is highly competitive. Our operations may be affected by technological advances by competitors, industry consolidation, patents granted to competitors, competitive combination products, new products offered by our competitors, as well as new information provided by other marketed products and/or other post-market studies.

…”

44.
Given the planned shift in focus of your business away from the ginseng business and into the ginseng beverage business, and then the wine business, provide clear disclosure about the impact this shift is likely to have upon your financial statements. Provide clear disclosure that the past financial results are not indicative of future performance given the shift in your business.

Response:  Pursuant to your comment, we have clearly stated that the past financial results are not indicative of future performance given the shift in our business on page 25 as follows:

“Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believes to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In addition, Starting August 2010, we have gradually shifted our business from farming to producing ginseng juice and wine with our crops as raw materials. Given this shift of focus of our business, past financial results are not indicative of future performance. Furthermore, we cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary

…”

45.
It is unclear why you deleted your previous discussion of liquidity and capital resources. Please revise your MD&A to include a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Response:  Pursuant to your comment, we have included liquidity and capital resources in the registration statement on page 30 as follows:

“Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We usually finance our operation and capital expenditures through loans from related parties, including officers, directors and other shareholders of the Company and raise capital through a Regulation S private placement as well. Our current activities are related to developing our new business strategy:the sale of  Ginseng juice and wine products.

As of June 30, 2009, and as of June 30, 2010, we had negative working capital $1,041,681 and $2,067,999, respectively, which consisted primarily of inventory, Ginseng crops, current portion and accounts receivable, offset primarily by notes payable, loan payable to financial institution and accounts payable

As of June 30, 2009, and as of June 30, 2010, there was no change in our loan payments since the loans remained constant.  Since the lender, Ji’An Qingshi Credit Cooperative has verbally agreed not to call the loan, we can repay this loan at our own discretion when funds available. Thus, the debt in Tonghua acquisition will not have impact on our liquidity and capital resource before we start to repay the lender.

As of June 30, 2010, and as of June 30, 2009, we had notes payables of approximately $755,311 and $675,943 to related parties, respectively. These amounts are mainly due to the working capital demands of the business and are interest free. As of June 30, 2010, we had additional notes payables of approximately $1,251,675 due to the building purchase of beverage business.

At June 30, 2010 we had no material commitments for capital expenditures other than for those expenditures incurred in the ordinary course of business. We started our ginseng beverage production in August 2010 and sales in October, 2010.  As of June 30, 2010, we raised capital $591,902 through a Regulation S private placement and  we intend to continually raise capital through a Regulation S private placement  to meet the capital requirement. Since June 30, 2010, the Company has raised an additional $380,708 in cash through a Regulation S private placement. Meanwhile, we are going to recruit the distributors in different cities, the deposit from our distributors is our another capital resource for our beverage, wine business.”

46.	In this regard, please discuss the impact of the debt assumed in the Tonghua acquisition on your liquidity and capital resource.

Response:  Please find our revised disclosure in our response to Comment 45 above herein.

47.
We reviewed your response to our prior comment 33. In order to provide an investor with a better understanding of your crops, please revise to include the verbiage of your response in your registration statement.

Response:  Pursuant to your comment, we have included the verbiage of our response in in our registration statement on page 25 as follows:

“Inventory

Inventory consists of fresh and dried Ginseng as well as crushed grapes and is stated at the lower of cost or market value.  Cost is determined using the First-In, First-Out (FIFO) Method.

Ginseng Crops and Grape Crops

The Company uses the full absorption costing method to value its Ginseng crops and Grape Crops.  Included in crop costs are seeds, labor, applicable overhead including depreciation, and supplies. Common costs are allocated in each period based upon the total number of hectors under cultivation during the period.

Ginseng's growing cycle is from April to September, six months a year.  Normally we sow the seed in April and harvest in September and October. Ginseng seeds are obtained after the blossom in autumn, the seed can be sowed in September or next spring, it takes 10 days to germinate and the growing cycle for seedling is 10 days. Grape growing cycle is from April to September, five to six months a year.

For ginseng, every hectare can harvest 18 to 20 kg ginseng; for grapes, every acre can produce 1500 kg grapes; As of June 2010, the planting area for ginseng is 443830 square meter, the planting area for grapes is 750 acres .

The carrying value of the Ginseng crops and Grape crops is reviewed on a regular basis for any impairment in value using management’s best estimate as to expect future market values, yields and costs to harvest.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

…”

48.
We note your response to comment 34 of our letter dated Sept 3, 2010 and reissue that comment. Please provide a more detail discussion of your results of operations and the reasons for the changes in the results of operations. For instance, please explain the reasons for the decrease in orders you received for ginseng. When reasonably practicable, quantify the amount change in each line item due to the factor(s) listed. In this regard, we note several instances where two or more factors have been discussed, but the impact of each factor has not been quantified. To the extent your shift in business focus to your proposed businesses has impacted your results of operations, please provide disclosure.

Response:  Pursuant to your comment, we have explained the reasons for the decrease in orders we received for ginseng in our disclosure on page 28 as follows:

“Part of our business is to purchase and resell ginseng based on orders we receive from our major customers. Our ginseng sales revenue from purchase and resale decreased from $792,527 for the year ended June 30, 2009 to $274,796 for the year ended June 30, 2010, a decline of $517,731 or 65%.  The reason for this decline is a decrease in orders we received. The reason for this decline is primary due to the saturation of the whole ginseng market ,which led to market demand decrease for the year ended June 30,  2010 and  caused a decrease in orders we received..”

49.
We reviewed your response to our prior comment 43, noting you removed your liquidity discussion from your current amendment. Please revise to include a liquidity and capital resources discussion that not only includes the verbiage in your response, but addresses how you plan to fund your operations for the next 12 months. Please ensure this discussion includes the ramifications to your operations if any of your planned activities (e.g. fund raising) do not come to fruition and how you plan to cure the default on your building purchase agreement as disclosed on page 27.

Response:  Pursuant to your comment, please find our revised disclosure in our response to Comment 45 herein above.

Results of Operations, page 23

50.
Please revise your disclosure throughout this section to clarify if the ginseng purchased from farmers who grow such product on land lease from you is included in purchased ginseng or produced ginseng.

Response:  The ginseng purchased from farmers who grow such product on land lease from us is included in produced ginseng. Pursuant to your comment, our revised disclosure on page 28 shall be read as follows:

“Our ginseng sales revenue from our ginseng production, including our own farming production and ginseng purchased from the farmers leased land from us for the year ended June 30, 2010 decreased $31,983 compared to the year ended June 30, 2009.  This was a reduction of 22.52% over the previous year. Starting in 2008, the Company decided to reserve fresh ginseng as a raw material for our ginseng juice production line. Our revenue from our own farming ginseng production was impacted by our reduced harvesting of ginseng. Since ginseng can continue growing for at least six years, we halted the harvest of the root except in cases where it was not adequate for juice production. (In some cases, rain can cause oxidization on the ginseng, making it unsuitable for beverage production.)”

Revenue, page 23
51.
We note that you attribute most of the fluctuations in the components of revenue to a general decrease in demand. See, for example, the third, fourth and fifth paragraphs of page 24 and elsewhere. It appears that several of these components would have been materially impacted from your reduced harvesting of ginseng starting in 2008. Please revise or advice.

Response:  Pursuant to your comment, please find our revised disclosure on page 28 as follows:

“The last few years have seen significant fluctuations in the price of ginseng due to the global recession and local market conditions. Demand for ginseng exports declined in 2008, creating a significant oversupply in China. The price gradually recovered in 2009 after production fell in the nearby region of Heilongjian. In addition, the Chinese government restricted the amount of land available for ginseng farming. Land under our company’s control was not affected by the government restrictions. In 2010, oversupply in the domestic market again caused the price of ginseng to fall but not that much and we believe the government’s actions will lead to a reduced supply of ginseng in the long-term and that this price decline is temporary.

In addition to the circumstantial market condition, our ginseng beverage formula was approved by the Chinese government as a registered patent on January 23, 2008 for 20 years which enables us to produce canned ginseng juice directly from fresh ginseng and preserve its freshness in the ginseng beverage. Therefore, we believe that better opportunities exist for the sale of ginseng beverage rather than ginseng crops. Therefore, we have started to reserve our ginseng production as raw material of ginseng beverage. Furthermore, in anticipation of the increased demands of fresh ginseng for ginseng beverage production in the future, we have reduced harvesting of ginseng starting in 2008.”

52.
Please clarify in the last paragraph of page 24 how the prices mentioned were in the “normal range” despite the demand fluctuations described earlier in this section and the purported increase in “quality” of the ginseng. In this regard, also quantify the incremental impact of the decrease in demand and the increase in quality on the price of your ginseng.

Response: Pursuant to your comment, please find our revised disclosure on page 28 as follows:

“Part of our business is to purchase and resell ginseng based on orders we receive from our major customers. Our ginseng sales revenue from purchase and resale decreased from $792,527 for the year ended June 30, 2009 to $274,796 for the year ended June 30, 2010, a decline of $517,731 or 65%.  The reason for this decline is a decrease in orders we received. The reason for this decline is primary due to the saturation of the whole ginseng market ,which led to market demand decrease for the year ended June 30,  2010 and  caused a decrease in orders we received.

In addition to ginseng root, we also produce seeds and seedlings. The demand for seeds and seedlings is determined by the needs of independent farmers. In 2010, the demand for seeds and seedlings was lower than in 2009. As a result of this decline, our revenue from the sale of seeds and seedlings decreased from $367,899 for the year ended June 30, 2009 to $298,100 for the year ended June 30, 2010.

The 2009-10 fluctuation in prices for ginseng, seeds and seedlings produced by the Company was in the normal range because their price change did not exceed $2.00 per kg.

After the 2008 ginseng market crash in China due to the global economic condition, ginseng market started to recover, such that  both demand and price were back to the average level before 2008 in 2009. The price of ginseng, seeds and seedlings usually flucuates within $2 per kg based on demands. For the year ended June 30, 2010, the selling price for our resale Ginseng increased $2.95per kg compared to the year ended June 30, 2009;  but our quantity of resale Ginseng decreased 208,619 kg that leads us have a 517,731 dollar value decreasing on Ginseng resale.”

Commitments and Contingencies, Page 31

53.
We read your response to our prior comment 41 and note you have filed the loan agreement as Exhibit 10.15. Please revise your disclosure here to clarify the nature and amount of collateral supporting this loan.

Response: Pursuant to your comment, we have revised our disclosure in Commitments and Contingencies clarifying the nature and amount of collateral supporting the loan on page 33 as follows:

“Commitments and Contingencies

The company has employment contacts with key individuals including the President of the Company.  The total commitment per year is approximately $36,200 in 2009.

The Chinese government owns all the land in China, Currently, the Company has grants from the Chinese government for approximately 1,500 hectares of land (3,705 acres) to grow ginseng.  These grants are for twenty years and are set to expire in 2025. These grants can be renewed, although there is no assurance that the Chinese government will renew them in the future.

The Company is obligated to pay back a loan of $292,492 to Ji’An Credit Cooperatives (the debt carried from Tonghua Linyuan),  secured by all assets of Tonghua until the loan is repaid.  The loan was due for repayment on February 4, 2003.  The company is currently in default on the loan and the lender has verbally agreed not to call the loan.”

Item 6. Executive compensation, page 37

54.
Please reconcile the salary listed for Liu Changzhen in the summary compensation table and in your response to comment 50 of our letter dated Sept 3, 2010, with that in the narrative disclosure on page 39.

Response:  Pursuant to your comment, we have revised the compensation table on page 38.

Item 7, Certain Regulationships and Related transactions, and Director Independence

Director Independence, page 40

55.
We reissue comment 52 of our letter dated Sept 3, 2010. We are unable to locate the revised disclosure that your response indicates was provided. We note the disclosure regarding the related party loans and receivables. Please provide the complete disclosure required by item 404(a)(5) of Regulation S-K.

Response: Pursuant to your comment, we has reviewed the requirements of item 404(a)of Regulation S-K, according to which we need to disclose “any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.” Therefore, we have revised our disclosure to delete the disclosure of the individual loans because none of these loan exceeds $120,000 and none of these lender is a related person pursuant to the Instructions to Item 404(a).  Our revised disclosure on page 40 shall be read as follows:

“Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

The Company currently does not have transaction with related persons as defined in Item 404 of Regulation S-K.”

56.
We reissued comment 53 of our letter dated Sept3, 2010. We are unable to locate the revised disclosure that your response indicates was provided. Please identify the individuals in the first paragraph of this section from whom you obtained loans, provide the disclosure on an individual basis, and indicate the nature of relationship with the company.

Response: Please find our revised disclosure in our response to Comment 55 herein above.

57.	Please provide the disclosure required by Item 404 of Regulation S-K for the period required. We direct your attention to Instruction 1 to item 404.

Response: Please find our revised disclosure in our response to Comment 55 herein above.

Consolidated Financial Statement for the years ended June 30, 2010 and 2009
Note to Consolidated Financial Statements
Note A  Restatements, page F-7

58.
We note that you have restated your financial statements for the nine month periods ended March 31, 2010 and 2009 and for the year ended June 30, 2009 and 2008. Please revise to provide more through disclosure of each item that caused such restatement to enable an investor to understand the basis of such restatement. Refer to FASB ASC 250-10-50.

Response: Pursuant to your comment, we have amended the disclosures in Note A to provide a more detailed disclosure of each item causing a restatement as follows:

NOTE A – RESTATEMENTS

The Company’s financial statements for the nine months ended March 31, 2010 and 2009 and for the years ended June 30, 2009 and 2008 have been restated.  The effects of the restatements are presented in the following table:

	Nine months ended		Nine months ended		Year ended		Year ended
	March 31, 2010		March 31, 2009		June 30, 2009		June 30, 2008
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Receivable from farmers (2)	-	$118,249	-	-	-	$105,110	-	$52,555
Long-term payable- farmers(2)	-	315,330	-	-	-	280,293	-	140,146
Property and equipment, net(3)	$1,411,978	1,294,696	-	-	$1,498,529	1,381,247	$1,630,894	1,513,612
Ginseng crops, Non-current portion(2)	-	23,370	-	-	3,549,575	3,601,953	3,266,919	3,294,856
Additional paid-in capital (1)(2)(3)	4,243,566	4,384,382	$4,243,566	$4,436,409	4,243,566	4,420,548	4,243,566	4,299,995
Retained earnings(1) (2)(3)	(758,347)	(1,016,445)	-	-	(661,796)	(1,078,865)	(722,872)	(956,237)
Cost of sales(2)	253,690	301,107	879,356	926,719	836,216	899,367	232,609	292,263
Interest expense(1)	(15,361)	(96,289)	(27,478)	(111,865)	(27,231)	(147,784)	(4,701)	(67,517)
Net income (loss)(1), (2)	(96,551)	(224,896)	114,069	(17,681)	61,076	(122,628)	(451,353)	(573,823)
Earnings per share(4)	-	-	$(0.01)	$(0.00)	$(0.01)	$(0.00)	-	-

Notes:

(1)
The Company determined that an imputed interest on loans with related parties that are non-interest bearing should be recorded as interest expense and a related capital contribution should be recorded utilizing the Company’s borrowing rate.  The Company has accordingly computed the interest expense for each of the respective periods as follows:  $120,533 and $62,816 for the years ended June 30, 2009 and 2008; $80,928 and 84,387 for the nine months ended March 31, 2010 and 2009.  As the years prior to June 30, 2008 are not presented, an amount of $45,640 was reflected as an adjustment to the opening balance of the Company’s Accumulated Deficit.

(2)
The Company determined that the agreements it had entered into with the local farmers for the cultivation of portions of the Company’s land should be recorded.  Accordingly, the Company has recorded the related receivables and payables due under the agreements and re-assessed its impairment computation utilizing the lower of cost or market rules.  The nature of these agreements is discussed further in Note G.  The following summarizes increases (decreases) resulting from these agreements:

	March 31, 2010	June 30, 2009	June 30, 2008
Receivable from farmers	$118,249	$105,110	$52,555
Ginseng crops- non current	23,370	52,378	27,937
Long term payables to farmers	315,330	280,293	140,146
Accumulated deficit	(170,222)	(122,805)	(59,654)
Cost of sales	47,417	63,151	59,654

Additionally, the Statement of Operations for the nine months ended March 31, 2009 was restated to reflect an additional impairment of Ginseng Crops of $47,363.

(3)
Upon the initial acquisition of Yanbian in 2005, the Company recognized negative goodwill of $ 117,282 as the excess of the fair value of the net assets of Yanbian over the purchase price.  This negative goodwill resulted from two transactions, the initial acquisition of 55% and the subsequent acquisition of the remaining 45% of Yanbian.  The Company erroneously recorded the negative goodwill relating the initial 55% acquisition as income rather than reducing its’ non-current assets, which was property and equipment. The Company also erroneously recorded the negative goodwill relating to the 45% acquisition as additional paid in capital.  The Company restated its’ financial statements by decreasing its Property and equipment by $117,282, decreasing its Additional paid-in capital by $52,027 (representing the 45% acquisition) and decreasing its’ Opening accumulated deficit by $65,255 (representing the 55% acquisition.)  Adjustment of loss per share.  The previously presented amounts were erroneously rounded from $ (0.00) to $ (0.01).

59.	In connection with the comment above, please file an item 4.02 Form 8-k to disclose the non-reliance on your previously issued financial statements or tell us why such filing is not required.

Response:  Pursuant to your comment, we filed an item 4.02 Form 8-K indicating non-reliance on previously issued financial statements on February 7, 2011, file number 000-54072.

Note F-Ginseng Corps, page F-16
60.
We reviewed your response to our prior comment 67. Your response did not address our comment in its entirely, thus the comment will be partially reissued. Please revise your disclosure to address the following regarding your ginseng business:

•	Disclose how you manage your ginseng growth cycle to secure yearly harvests of ginseng,
•	Disclose the effect of your growth cycle on your inventory classification (current vs. long term),
•	Clarify how the government grant period of affects your harvest plans.

Response:  We plant sections of our farmland each year.  We plan planting based upon our projected harvest needs and the long growth cycle of ginseng.   We have recently been holding our harvested ginseng crops for use in our ginseng drink.  Between the harvested ginseng and ginseng crops available to be harvested, we believe we have sufficient ginseng to produce our ginseng juice in sufficient quantities in the future. We classify the ginseng that we anticipate harvesting within the next year as current.  The remaining ginseng is classified as long term. We have developed our harvest plans for the lives of the PRC grant period.  We currently have 10 to 15 years remaining on our leases.  In the future, we plan to negotiate extensions of these leases with the PRC Government or, if unsuccessful, attempt to obtain new leases.  If necessary, the Company will be able to purchase ginseng on the open market for use in its beverage. Pursuant to your comment, we have revised our disclosure to Footnote F on page F-15 as follows:

“NOTE F – GINSENG CROPS

The Company’s business, prior to June 30, 2009, was primarily to harvest and sell fresh and dried Ginseng.  The growth period takes approximately 6 years before harvest can commence and up to 8 years for improved harvest and seedling yields.  The Company is changing its business model to utilize the harvested Ginseng to manufacture Ginseng juice and other Ginseng beverages.  It plans to commence the juice operation in August 2010.  The Company plants selected areas each year and tracks the costs expended each year by planting area.  The Chinese government owns all the land in China. See Note P-Commitments and Contingencies.

  Currently, the Company has land grants from the Chinese government for approximately 1,500 hectors of land (approximately 3,705 acres) to grow Ginseng which were awarded in April and May 2004.  These grants are for 20 years and the management of the Company believes that the grants will be renewed as the grants expire in different areas.  However, there are no assurances that the Chinese government will continue to renew these grants in the future. The planting of new Ginseng is dependent upon the Company’s cash flow and its ability to raise working capital.

During the past 5 years, the Company has planted approximately 518,000 square meters of land which represents approximately 3% of the total land grants.  The Company plans to plant over the next 5 years 420,000 square meters of Ginseng (2011-100,000 square meters, 2012-100,000 square meters, 2013-100,000 square meters, 2014-100,000 square meters and 2015-20,000 square meters).  At June 30, 2010, the Company has 208,182 square meters of Ginseng available for harvest and plans to harvest 11,132 square meters in 2010; 54,833 square meters in 2011 and 65,800 square meters in 2012 based upon their anticipated Ginseng feed stock requirements to produce the Ginseng juice beverages.

The Company bases it’s planting based upon its’ projected harvest needs and the long growth cycle of ginseng.   The Company has been holding its harvested ginseng crops for use in its ginseng drink.  Between the harvested ginseng and ginseng crops available to be harvested, the Company believes it has sufficient ginseng to produce its’ ginseng juice in sufficient quantities in the future.  The Company has developed its’ harvest plans for the lives of PRC grant period.  The Company has 10 to 15 years remaining on its’ leases.  In the future, the Company plans to negotiate extensions of these leases with the PRC Government or, if unsuccessful, attempt to obtain new leases.  If necessary, the Company will be able to purchase ginseng on the open market for use in its beverage.

An analysis of Ginseng crop costs is as follows for each of the applicable periods. :
	June 30,
	2010	2009
Beginning Crop Costs	$3,842,812	$3,584,142
Capitalized costs during year:
Fertilizer	-	9,269
Scaffolding	66,448	-
Drying costs	-	98,845
Field clearing and cultivation	48,061	10,986
Seedlings	-	5,058
Irrigation	-	54,996
Labor including farmer net costs	512,488	320,023
Freight	-	-
Depreciation	42	11,661
Other	1,026	(9,526)
	628,065	501,312
Less:
Cost of crops harvested	(225,176)	(236,442)
Adjustment to Ginseng crop write-downs for crops sold	(408,970)	(6,200)
	(634,146)	(242,642)
Ending Crop Costs	3,836,731	3,842,812
Less: Current portion	308,764	240,859
Non-Current Portion of Crop Costs	$3,527,967	$3,601,953

The cost of harvest is calculated by reference to the planting area and the detailed costs maintained for each planting area.  Based upon the square meters planted by area, a square meter cost is calculated and applied to the square meters harvested, rendering a cost of harvest.

For each financial reporting period, the Ginseng crop harvested is valued at net realizable value.  If the net realizable value is lower than carrying value, a write down is made for the difference.

The Company classifies the ginseng that it anticipates harvesting within the next year as current.  The remaining ginseng is classified as long term.”

Note G-Agreement with Farmers, page F-17

61.
We reviewed your response to our prior comment 42. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please tell us how you account for each component of your arrangements with farmers. Clarify when you record rental income/receivables and expenses/payables for the management fee (e.g., monthly). Ensure you include specific references to underlying authoritative literature in your response, including how you considered FASB ASC 840 with regard to the receivable you record for the land lease.

Response:  We charge each farmer rent of $1.5 RMB per square meter per year.  Rent is charged on a monthly basis as it is earned from each farmer.  As the rent is not paid to the end of each agreement, the amounts due are recorded as a non-current asset. We review these receivables for collectibility on a periodic basis.  As the receivables are collateralized by the ginseng being grown by each farmer, no allowances have been made as the value of ginseng crops grown exceeds the receivables due from the farmers.

We are charged a management fee of $2.5 RMB per square meter per year.  The management fees are recorded on a monthly basis as incurred.  These fees are not payable until the end of each agreement and are thus recorded as a non-current liability.

Any costs related to the development of ginseng crops are capitalized in the same manner as the Company’s other ginseng crops.  These valuation of the capitalized costs are reviewed for impairment utilizing the lower of cost or market method.

We reviewed the requirements of FASB ASC 840 and concluded that the agreements are simple operating leases.  As mentioned above, the receivables represent unpaid lease payments.  These amounts are not capitalized leases.

Other Exchange Act Reports
62.
Please revise your other Exchange Act filings (e.g. Form 10-Q) to confirm to any changes made as a result of our comments above, as necessary. Specifically, note our comments related to your liquidity position, financial statements and MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.In responding to our comments, please provide a written statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments at a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Response:  The relevant changes noted above will be reflected in the Form 10-Q we are going to file for the three months ended December 31, 2010. Pursuant to your comment, we are hereby acknowledging that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments at a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Changzhen Liu